Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Individual and Consolidated Interim Financial Information for the Three-Month Period Ended June 30, 2018 Report on Review of Interim Financial Information
2.	2Q18 Earnings release
3.	Board of Directors Minutes
4.	Notice to shareholders

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated

Interim Financial Information

for the Six-Month Period

Ended June 30, 2018 and

Report on Review of Interim

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated

Interim Financial Information

for the Six-Month Period Ended June 30, 2018

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the review of quarterly information—ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information—ITR Form for the quarter ended June 30, 2018, which comprise the balance sheet as of June 30, 2018 and related statements of income, comprehensive income for the three and six-month period then ended and changes in shareholders’ equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21 (R1) Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Financial Information—ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of the review

Our review was carried out in accordance with the Brazilian and international review standards for interim information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Commission—CVM.

Other matters

Interim statements of value added

The individual and consolidated statements of value added for the six-month period ended June 30, 2018, prepared under the responsibility of the Company’s management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company’s interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09—Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, August 1st, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Wagner Bottino

Accountant CRC 1SP196907/O-7

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of June 30, 2018 and December 31, 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	06/30/2018	12/31/2017	06/30/2018	12/31/2017
			Restated		Restated
Current assets
Cash and cash equivalents	4	474,503	93,174	3,940,363	5,002,004
Financial investments and hedging instruments	4	579,491	21,657	2,029,689	1,283,498
Trade receivables and reseller financing, net	5	—	—	4,403,577	4,147,894
Inventories, net	6	—	—	3,076,539	3,513,577
Recoverable taxes, net	7	39,982	33,070	965,672	881,584
Dividends receivable		5,842	27,930	5,842	11,137
Other receivables		3,087	2,404	113,233	44,025
Prepaid expenses, net	10	1,603	1,597	155,192	150,046
Contractual assets with customers – exclusive rights, net	11	—	—	471,084	456,213

Total current assets		1,104,508	179,832	15,161,191	15,489,978
Non-current assets
Financial investments and hedging instruments	4	—	—	149,215	84,426
Trade receivables and reseller financing, net	5	—	—	350,820	329,991
Related parties	8.a	761,454	762,562	490	490
Deferred income and social contribution taxes	9.a	5,181	29,158	727,949	614,061
Recoverable taxes, net	7	48,685	48,685	403,712	313,242
Escrow deposits	21.a	—	148	839,255	822,660
Indemnity asset – business combination	21.c	—	—	202,415	202,352
Other receivables		—	—	2,119	7,918
Prepaid expenses, net	10	35	—	372,421	346,886
Contractual assets with customers – exclusive rights, net	11	—	—	1,012,215	1,046,147

Total long term assets		815,355	840,553	4,060,611	3,768,173
Investments
In subsidiaries	12.a	8,923,689	9,268,261	—	—
In joint-ventures	12.a; 12.b	25,589	54,739	101,987	122,061
In associates	12.c	—	—	24,116	25,341
Other		—	—	2,793	2,792
Property, plant, and equipment, net	13	—	—	7,062,571	6,634,528
Intangible assets, net	14	246,163	246,163	2,259,649	2,162,638

		9,195,441	9,569,163	9,451,116	8,947,360
Total non-current assets		10,010,796	10,409,716	13,511,727	12,715,533

Total assets		11,115,304	10,589,548	28,672,918	28,205,511

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of June 30, 2018 and December 31, 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	06/30/2018	12/31/2017	06/30/2018	12/31/2017
			Restated		Restated
Current liabilities
Loans and hedging instruments	15	—	—	3,013,326	1,819,766
Debentures	15.g	34,325	817,654	1,112,508	1,681,199
Finance leases	15.i	—	—	2,781	2,710
Trade payables	16	85	461	1,650,995	2,155,498
Salaries and related charges	17	235	244	344,007	388,118
Taxes payable	18	758	343	257,435	221,529
Dividends payable	25.h	13,069	335,930	14,532	338,845
Income and social contribution taxes payable		—	—	31,192	86,836
Post-employment benefits	19.b	—	—	30,059	30,059
Provision for asset retirement obligation	20	—	—	4,416	4,799
Provision for tax, civil, and labor risks	21.a	—	—	60,889	64,550
Trade payables – customers and third parties’ indemnification	22	—	—	41,018	72,216
Other payables		6,210	7,439	111,130	125,150
Deferred revenue	23	—	—	17,750	18,413

Total current liabilities		54,682	1,162,071	6,692,038	7,009,688
Non-current liabilities
Loans and hedging instruments	15	—	—	5,373,387	6,113,545
Debentures	15.g	1,722,427	—	5,498,156	3,927,569
Finance leases	15.i	—	—	44,576	45,805
Related parties	8.a	5,201	4,003	4,139	4,185
Deferred income and social contribution taxes	9.a	—	—	35,761	38,524
Post-employment benefits	19.b	—	—	218,334	207,464
Provision for asset retirement obligation	20	—	—	54,319	59,975
Provision for tax, civil, and labor risks	21.a; 21.c	982	982	871,335	861,246
Deferred revenue	23	—	—	12,704	12,896
Subscription warrants – indemnification	24	97,738	171,459	97,738	171,459
Other payables		—	—	202,722	162,834

Total non-current liabilities		1,826,348	176,444	12,413,171	11,605,502
Shareholders’ equity
Share capital	25.a; 25.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	2,180	536	2,180	536
Capital reserve	25.d	545,396	549,778	545,396	549,778
Treasury shares	25.c	(484,085)	(482,260)	(484,085)	(482,260)
Revaluation reserve on subsidiaries	25.e	4,813	4,930	4,813	4,930
Profit reserves	25.f	3,629,851	3,629,851	3,629,851	3,629,851
Retained earnings		315,559	—	315,559	—
Valuation adjustments	25.g	(48,641)	159,643	(48,641)	159,643
Cumulative translation adjustments	25.g	97,449	53,061	97,449	53,061
Additional dividends to the minimum mandatory dividends	25.h	—	163,742	—	163,742

Shareholders’ equity attributable to:
Shareholders of the Company		9,234,274	9,251,033	9,234,274	9,251,033
Non-controlling interests in subsidiaries		—	—	333,435	339,288

Total shareholders’ equity		9,234,274	9,251,033	9,567,709	9,590,321

Total liabilities and shareholders’ equity		11,115,304	10,589,548	28,672,918	28,205,511

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the six-month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	01/01/2018 to 06/30/2018	01/01/2017 to 06/30/2017	01/01/2018 to 06/30/2018	01/01/2017 to 06/30/2017
			Restated		Restated
Net revenue from sales and services	26	—	—	43,396,707	37,540,770
Cost of products and services sold	27	—	—	(40,416,361)	(34,523,784)

Gross profit		—	—	2,980,346	3,016,986
Operating income (expenses)
Selling and marketing	27	—	—	(1,333,919)	(1,212,318)
General and administrative	27	—	—	(770,129)	(751,820)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	—	—	(4,584)	(150)
Other operating income, net	29	(255)	—	(227,853)	62,911

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		(255)	—	643,861	1,115,609
Financial income	30	119,137	55,416	304,599	301,299
Financial expenses	30	(49,275)	(76,367)	(475,983)	(535,319)

Financial result, net		69,862	(20,951)	(171,384)	(234,020)
Share of profit of subsidiaries, joint ventures and associates	12	270,159	602,920	(6,377)	12,087

Income before income and social contribution taxes		339,766	581,969	466,100	893,676

Income and social contribution taxes
Current	9.b; 9c	(345)	(2,187)	(140,270)	(308,416)
Deferred	9.b	(23,977)	8,322	(12,310)	6,050

		(24,322)	6,135	(152,580)	(302,366)
Net income for the period		315,444	588,104	313,520	591,310

Net income for the period attributable to:
Shareholders of the Company		315,444	588,104	315,444	588,104
Non-controlling interests in subsidiaries		—	—	(1,924)	3,206
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.5819	1.0855	0.5819	1.0855
Diluted	31	0.5780	1.0777	0.5780	1.0777

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	04/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017	04/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017
			Restated		Restated
Net revenue from sales and services	26	—	—	22,645,585	18,996,200
Cost of products and services sold	27	—	—	(21,186,536)	(17,536,309)

Gross profit		—	—	1,459,049	1,459,891
Operating income (expenses)
Selling and marketing	27	—	—	(662,472)	(615,168)
General and administrative	27	—	—	(397,561)	(389,242)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	—	—	(2,354)	6,203
Other operating income, net	29	(287)	(1)	34,870	6,576

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		(287)	(1)	431,532	468,260
Financial income	30	99,524	24,662	192,155	136,938
Financial expenses	30	(28,762)	(39,402)	(256,574)	(249,783)

Financial result, net		70,762	(14,740)	(64,419)	(112,845)
Share of profit of subsidiaries, joint ventures and associates	12	195,669	246,239	(3,396)	5,659

Income before income and social contribution taxes		266,144	231,498	363,717	361,074

Income and social contribution taxes
Current	9.b; 9c	(256)	(1,066)	(18,207)	(118,226)
Deferred	9.b	(24,299)	5,110	(104,841)	(6,244)

		(24,555)	4,044	(123,048)	(124,470)
Net income for the period		241,589	235,542	240,669	236,604

Net income for the period attributable to:
Shareholders of the Company		241,589	235,542	241,589	235,542
Non-controlling interests in subsidiaries		—	—	(920)	1,062
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.4457	0.4347	0.4457	0.4347
Diluted	31	0.4427	0.4316	0.4427	0.4316

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the six-month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2018 to 06/30/2018	01/01/2017 to 06/30/2017	01/01/2018 to 06/30/2018	01/01/2017 to 06/30/2017
			Restated		Restated
Net income for the period attributable to shareholders of the Company		315,444	588,104	315,444	588,104
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	(1,924)	3,206

Net income for the period		315,444	588,104	313,520	591,310

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	25.g	(210,532)	(5,158)	(210,532)	(5,158)
Fair value adjustments of financial instruments of joint ventures, net	25.g	2,547	3,762	2,547	3,762
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g	44,388	3,944	44,388	3,944
Items that are not subsequently reclassified to profit or loss:
Losses of post-employment benefits of subsidiaries, net	25.g	(299)	(24)	(299)	(24)

Total comprehensive income for the period		151,548	590,628	149,624	593,834

Total comprehensive income for the period attributable to shareholders of the Company		151,548	590,628	151,548	590,628
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	(1,924)	3,206

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	04/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017	04/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017
			Restated		Restated
Net income for the period attributable to shareholders of the Company		241,589	235,542	241,589	235,542
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	(920)	1,062

Net income for the period		241,589	235,542	240,669	236,604

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	25.g	(198,560)	(53,520)	(198,560)	(53,520)
Fair value adjustments of financial instruments of joint ventures, net	25.g	1,861	3,168	1,861	3,168
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g	63,784	2,622	63,784	2,622
Items that are not subsequently reclassified to profit or loss:
Losses of post-employment benefits of subsidiaries, net	25.g	—	—	—	—

Total comprehensive income for the period		108,674	187,812	107,754	188,874

Total comprehensive income for the period attributable to shareholders of the Company		108,674	187,812	108,674	187,812
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	(920)	1,062

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the six-month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,130,935	159,643	53,061	—	163,742	9,381,261	339,571	9,720,832
Effects of IFRS adoption	2.y	—	—	—	—	—	—	(130,228)	—	—	—	—	(130,228)	(283)	(130,511)

Balance as of December 31, 2017—Restated		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	159,643	53,061	—	163,742	9,251,033	339,288	9,590,321
Net income for the period		—	—	—	—	—	—	—	—	—	315,444	—	315,444	(1,924)	313,520
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	25.g	—	—	—	—	—	—	—	(207,985)	—	—	—	(207,985)	—	(207,985)
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	(299)	—	—	—	(299)	—	(299)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	44,388	—	—	44,388	—	44,388

Total comprehensive income for the period		—	—	—	—	—	—	—	(208,284)	44,388	315,444	—	151,548	(1,924)	149,624
Equity instrument granted	25.b	—	1,644	—	—	—	—	—	—	—	—	—	1,644	—	1,644
Stock plan	8.c; 25.c	—	—	(4,382)	(1,825)	—	—	—	—	—	—	—	(6,207)	—	(6,207)
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(117)	—	—	—	—	117	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	(2)	—	(2)	—	(2)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,929)	(3,929)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	(163,742)	(163,742)	—	(163,742)

Balance as of June 30, 2018		5,171,752	2,180	545,396	(484,085)	4,813	629,144	3,000,707	(48,641)	97,449	315,559	—	9,234,274	333,435	9,567,709

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the six-month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais)

							Profit reserve							Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2016		3,838,686	—	552,038	(483,879)	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	—	165,515	8,527,623	30,935	8,558,558
Effects of IFRS adoption	2.y	—	—	—	—	—	—	(82,427)	—	—	—	—	—	(82,427)	(81)	(82,508)

Balance as of December 31, 2016—Restated		3,838,686	—	552,038	(483,879)	5,339	550,428	2,500,471	1,333,066	(23,987)	7,519	—	165,515	8,445,196	30,854	8,476,050
Net income for the period		—	—	—	—	—	—	—	—	—	—	588,104	—	588,104	3,206	591,310
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	25.g	—	—	—	—	—	—	—	—	(1,396)	—	—	—	(1,396)	—	(1,396)
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	—	(24)	—	—	—	(24)	—	(24)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	—	3,944	—	—	3,944	—	3,944

Total comprehensive income for the period		—	—	—	—	—	—	—	—	(1,420)	3,944	588,104	—	590,628	3,206	593,834
Capital increase with reserves	25.f	1,333,066	—	—	—	—	—	—	(1,333,066)	—	—	—	—	—	—	—
Sale of treasury shares	25.c	—	—	3,114	3,685	—	—	—	—	—	—	—	—	6,799	—	6,799
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(285)	—	—	—	—	—	285	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	—	(75)	—	(75)	—	(75)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	(7,479)	(7,479)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	—	(165,515)	(165,515)	—	(165,515)

Balance as of June 30, 2017—Restated		5,171,752	—	555,152	(480,194)	5,054	550,428	2,500,471	—	(25,407)	11,463	588,314	—	8,877,033	26,581	8,903,614

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the six-month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2018	06/30/2017	06/30/2018	06/30/2017
			Restated		Restated
Cash flows from operating activities
Net income for the period		315,444	588,104	313,520	591,310
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(270,159)	(602,920)	6,377	(12,087)
Amortization of contractual assets with customers – exclusive rights	11	—	—	196,680	247,577
Depreciation and amortization	13;14	—	—	392,030	337,333
PIS and COFINS credits on depreciation	13;14	—	—	8,079	6,510
Interest, monetary, and foreign exchange rate variations		(27,625)	73,511	523,658	397,423
Deferred income and social contribution taxes	9.b	23,977	(8,322)	12,310	(6,050)
(Gain) loss on disposal of property, plant and equipment and intangibles	28	—	—	4,584	150
Estimated losses on doubtful accounts		—	—	49,299	74,983
Provision for losses in inventories		—	—	965	(104)
Provision for post-employment benefits		—	—	8,878	6,116
Other provisions and adjustments		3	2	(316)	145

		41,640	50,375	1,516,064	1,643,306
(Increase) decrease in current assets
Trade receivables and reseller financing	5	—	—	(305,592)	86,275
Inventories	6	—	—	439,281	177,577
Recoverable taxes	7	(6,912)	10,151	(80,258)	(13,147)
Dividends received from subsidiaries and joint-ventures		504,934	465,804	37,515	15,333
Insurance and other receivables		(683)	2,054	(64,347)	296,486
Prepaid expenses	10	(6)	(76)	(5,146)	(26,430)
Contractual assets with customers – exclusive rights	11	—	—	(14,871)	(6,702)
Increase (decrease) in current liabilities
Trade payables	16	(378)	(209)	(504,503)	(544,229)
Salaries and related charges	17	(9)	39	(44,111)	(37,457)
Taxes payable	18	415	(134)	35,906	(8,638)
Income and social contribution taxes		—	—	24,929	271,360
Post-employment benefits	19.b	—	—	—	(1,729)
Provision for tax, civil, and labor risks	21.a	—	—	(3,661)	(2,222)
Insurance and other payables		(7,439)	—	(61,605)	33,303
Deferred revenue	23	—	—	(663)	(1,023)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	—	—	(20,829)	(25,210)
Recoverable taxes	7	—	(15,849)	(90,470)	(75,788)
Escrow deposits		148	—	(16,504)	(23,123)
Other receivables		—	—	5,799	1,273
Prepaid expenses	10	(35)	—	(25,535)	(71,749)
Contractual assets with customers – exclusive rights	11	—	—	14,260	11,452
Increase (decrease) in non-current liabilities
Post-employment benefits	19.b	—	—	1,693	1,411
Provision for tax, civil, and labor risks	21.a	—	(589)	10,108	(78,918)
Other payables		—	—	39,888	(2,879)
Deferred revenue	23	—	—	(192)	345
Payments of contractual assets with customers – exclusive rights		—	—	(177,008)	(282,801)
Income and social contribution taxes paid		—	—	(80,573)	(366,074)

Net cash provided by operating activities		531,675	511,566	629,575	970,002

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the six-month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2018	06/30/2017	06/30/2018	06/30/2017
			Restated		Restated
Cash flows from investing activities
Financial investments, net of redemptions		(557,834)	(65,304)	(794,682)	(124,153)
Cash and cash equivalents of subsidiary acquired	3.c	—	—	3,662	—
Acquisition of property, plant, and equipment	13	—	—	(575,436)	(513,808)
Acquisition of intangible assets	14	—	—	(125,317)	(91,731)
Acquisition of companies	3.c	—	—	(103,373)	—
Capital increase in joint ventures	12.b	—	—	(16,000)	—
Capital reduction in associates	12.c	—	—	1,250	—
Proceeds from disposal of property, plant and equipment and intangibles	28	—	—	10,884	32,899

Net cash used in investing activities		(557,834)	(65,304)	(1,599,012)	(696,793)

Cash flows from financing activities
Loans and debentures
Proceeds	15	1,721,596	—	2,219,826	1,697,757
Repayments	15	(800,000)	—	(1,543,952)	(796,114)
Interest paid	15	(29,811)	(55,578)	(307,082)	(410,442)
Payments of financial lease	15.i	—	—	(2,558)	(2,612)
Dividends paid		(486,603)	(470,801)	(488,055)	(480,477)
Sale of treasury shares	25.c	—	6,799	—	—
Related parties	8.a	2,306	(2,076)	(46)	—

Net cash provided by (used in) financing activities		407,488	(521,656)	(121,867)	8,112

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	29,663	33,879

Increase (decrease) in cash and cash equivalents		381,329	(75,394)	(1,061,641)	315,200

Cash and cash equivalents at the beginning of the period	4	93,174	127,944	5,002,004	4,274,158
Cash and cash equivalents at the end of the period	4	474,503	52,550	3,940,363	4,589,358

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the six-month period ended June 30, 2018 and 2017

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	06/30/2018%		06/30/2017%		06/30/2018%		06/30/2017%
Revenue				Restated				Restated
Gross revenue from sales and services, except rents and royalties	26	—		—		45,074,685		38,906,977
Rebates, discounts, and returns	26	—		—		(507,020)		(461,002)
Estimated losses on doubtful accounts—allowance		—		—		(49,299)		(74,983)
Gain (loss) on disposal of property, plant and equipment and intangibles and other operating income, net	28;29	—		—		(232,437)		62,761

		—		—		44,285,929		38,433,753
Materials purchased from third parties
Raw materials used		—		—		(2,995,333)		(2,421,100)
Cost of goods, products, and services sold		—		—		(37,312,066)		(31,810,367)
Third-party materials, energy, services, and others		3,600		3,546		(897,374)		(1,161,441)
Losses of assets		—		—		(4,795)		(7,688)

		3,600		3,546		(41,209,568)		(35,400,596)
Gross value added		3,600		3,546		3,076,361		3,033,157

Deductions
Depreciation and amortization	13;14	—		—		(392,030)		(337,333)
PIS and COFINS credits on depreciation	13;14	—		—		(8,079)		(6,510)

		—		—		(400,109)		(343,843)
Net value added by the Company		3,600		3,546		2,676,252		2,689,314

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	12	270,159		602,920		(6,377)		12,087
Rents and royalties	26	—		—		70,393		67,255
Financial income	30	119,137		55,416		304,599		301,299

		389,296		658,336		368,615		380,641
Total value added available for distribution		392,896		661,882		3,044,867		3,069,955

Distribution of value added
Labor and benefits		3,191	1	2,968	—	1,079,143	35	936,860	31
Taxes, fees, and contributions		26,521	7	(4,971)	(1)	1,056,730	35	888,348	29
Financial expenses and rents		47,740	12	75,781	12	595,474	20	653,437	21
Retained earnings		315,444	80	588,104	89	313,520	10	591,310	19

Value added distributed		392,896	100	661,882	100	3,044,867	100	3,069,955	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). For further information about segments, see Note 32.

2.	Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s individual and consolidated interim financial information were prepared in accordance with the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and in accordance with the pronouncement CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information, and only this information, is being presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all periods presented in the individual and consolidated interim financial information.

a.	Recognition of Income

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdown of revenue from sales and services is shown in Note 26.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized as a deduction of the sales revenue in the income statement according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23—Loyalty program.

The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees. For more information, see Note 23—Franchising upfront fee.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c.	Financial Assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•	Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•	Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•	Measured at fair value through profit or loss: financial assets not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Note 33.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled. The estimated losses take into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the useful life of the contract when the deterioration or improvement of the customers’ credit quality (see Notes 5 and 33—Customer Credit Risk), considering the customers’ characteristics in each business segment. The amount of the allowance for estimated losses on doubtful accounts is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

g.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company (see Notes 3.b and 12). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 12). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 20), less accumulated depreciation and, when applicable, less provision for losses (see Note 13).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 13, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

i.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 13 and 14. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 15.i).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 34.c).

j.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 14):

•	Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes (see Note 14.i).

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 14, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 14 items i and v).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 15.j).

m.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same taxation authority.

n.	Provision for Asset Retirement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index (“IPCA”) until the respective tank is removed (see Note 20). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income statements when they become known.

o.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 21).

p.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 19.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

q.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

s.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historical exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments on June 30, 2018 was a gain of R$ 97,449 (gain of R$ 53,061 on December 31, 2017)—see Note 25.g—Cumulative Translation Adjustments.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay
Oxiteno Andina, C.A. (ii)	Bolivar	Venezuela

(i)	The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.
(ii)	According the definition and general guidance of IAS 29, the characteristics of the economic environment of Venezuela indicate that this country is a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index. On January 26, 2018, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 39, altering the Venezuelan foreign exchange markets and regulating the DICOM—Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange) as the legally recognized type of exchange rate, being the Bolivar traded as of June 30, 2018 at the variable exchange rate of 115,000.00 VEF/US$ for sale and 114,712.50 VEF/US$ for purchase.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The loss recognized in income for the six-month period ended June 30, 2018 amounted to R$ 6,105 (R$ 3,455 gain for the six-month period ended June 30, 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

t.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 15 and 33), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 33), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred IRPJ and CSLL amounts (Notes 2.m and 9), the determination of control in subsidiaries (Notes 2.g, 2.s, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b), the determination of significant influence in associates (Notes 2.g and 12.c), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.s), the useful lives of property, plant, and equipment (Notes 2.h and 13), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 14), provisions for assets retirement obligations (Notes 2.n and 20), provisions for tax, civil, and labor risks (Notes 2.o and 21), estimates for the preparation of actuarial reports (Notes 2.p and 19.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33). The actual result of the transactions and information may differ from their estimates.

u.	Impairment of Assets

The Company and its subsidiaries review, every report period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the present period (see Note 14.i).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w.	Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for the International Financial Reporting Standards (“IFRS”), which does not require the presentation of DVA.

x.	Statements of Cash Flows Indirect Method

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7 (CPC 03)—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities. The Company and its subsidiaries present financial investments on a net basis of income and redemptions in the investment activities.

y.	Adoption of the Pronouncements Issued by CPC and IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2018:

	Equivalent CPC	Effective date
• IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48	2018
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47	2018

The Company and its subsidiaries disclosed the information to the impacts on the adoption of IFRS 9 (CPC 48) and 15 (CPC 47), in accordance with the new accounting practices introduced by the IASB and immaterial reclassifications and adjustments to the better presentation of the interim financial information: i) the sales revenue previously recognized at the issuance of the invoice, was adjusted to the time of the delivery of the products and ii) segregation of sales and purchase taxes between the sales revenue and the cost of products.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(1) IFRS 9 adoption (CPC 48)—Financial instruments

a)	Classification and measurement of financial instruments:

The Company and its subsidiaries evaluated the classification and measurement of financial instruments and, based on its business model, concluded that the target is achieved, receiving contractual cash flows and selling financial assets (hold for collect and sell). Accordingly, most part of the financial investments are classified as measured at fair value through other comprehensive income, except for funds that are classified as measured at fair value through profit or loss and financial investments given as collateral for loans that are classified as amortized cost (see Note 2.c).

	12/31/2017
	Classification as previously reported according to IAS 39 / CPC 38		New classification according to IFRS 9 / CPC 48
	Category	Carrying value	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	147,926	—	—	147,926
Financial investments in local currency	Measured at fair value through profit or loss	4,821,605	—	4,821,605	—
Financial investments in foreign currency	Measured at fair value through profit or loss	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Available for sale	68,742	—	2,720	66,022
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Held to maturity	7,449	—	—	7,449
Fixed-income securities and funds in foreign currency	Available for sale	129,131	—	129,131	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	85,753	85,753	—	—

Total		6,369,928	1,195,075	4,953,456	221,397

b)	Estimated losses on doubtful accounts

The Company and its subsidiaries assessed the estimated credit losses on doubtful accounts on trade receivables, taking into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the useful life of the contract when the deterioration or improvement of customers’ credit quality (see Note 2.d).

c)	Derivative financial instruments

The Company and its subsidiaries have not identified impacts arising from this change keeping the permanence of the application of IAS 39.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(2) IFRS 15 adoption (CPC 47)—Revenue recognition from contracts with customers

The Company and its subsidiaries evaluated all the stages for the recognition of their revenues from contracts with customers and based on their diagnosis did not identify material measurement impacts resulting from the adoption of this standard (see Note 2.a).

In relation to the presentation in the income statement, the Company and its subsidiaries evaluated that certain expenses, allocated as selling and marketing until December 31, 2017, should be better presented as a reduction of revenue, substantially in relation to the amortization expenses of exclusive contracts to operate Ipiranga service station.

The Company and its subsidiaries adopted retrospectively the impacts of the IFRS 9 and 15.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the effects of the IFRS 9 (CPC 48) and 15 (CPC 47) adoption, immaterial reclassifications and adjustments:

Balance sheets as of December 31, 2017

Assets	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Current assets
Cash and cash equivalents	5,002,004	—	—	—	5,002,004
Financial investments and hedging instruments	1,283,498	—	—	—	1,283,498
Trade receivables and reseller financing, net	4,337,118	(157,198)	—	(32,026)	4,147,894
Inventories, net	3,491,879	—	—	21,698	3,513,577
Recoverable taxes, net	881,584	—	—	—	881,584
Dividends receivable	11,137	—	—	—	11,137
Other receivables	44,025	—	—	—	44,025
Prepaid expenses, net	150,046	—	—	—	150,046
Contractual assets with customers – exclusive rights, net	—	—	456,213	—	456,213

Total current assets	15,201,291	(157,198)	456,213	(10,328)	15,489,978
Non-current assets
Financial investments and hedging instruments	84,426	—	—	—	84,426
Trade receivables and reseller financing, net	329,991	—	—	—	329,991
Related parties	490	—	—	—	490
Deferred income and social contribution taxes	545,611	53,447	12,150	2,853	614,061
Recoverable taxes, net	313,242	—	—	—	313,242
Escrow deposits	822,660	—	—	—	822,660
Indemnity asset – business combination	202,352	—	—	—	202,352
Other receivables	7,918	—	—	—	7,918
Prepaid expenses, net	346,886	—	—	—	346,886
Contractual assets with customers – exclusive rights, net	—	—	1,046,147	—	1,046,147

Total long term assets	2,653,576	53,447	1,058,297	2,853	3,768,173
Investments
In joint-ventures	122,061	—	—	—	122,061
In associates	25,341	—	—	—	25,341
Other	2,792	—	—	—	2,792
Property, plant, and equipment, net	6,607,788	—	—	26,740	6,634,528
Intangible assets, net	3,727,473	—	(1,538,095)	(26,740)	2,162,638

	10,485,455	—	(1,538,095)	—	8,947,360
Total non-current assets	13,139,031	53,447	(479,798)	2,853	12,715,533

Total assets	28,340,322	(103,751)	(23,585)	(7,475)	28,205,511

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance sheets as of December 31, 2017

Liabilities	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Current liabilities
Loans and hedging instruments	1,819,766	—	—	—	1,819,766
Debentures	1,681,199	—	—	—	1,681,199
Finance leases	2,710	—	—	—	2,710
Trade payables	2,155,498	—	—	—	2,155,498
Salaries and related charges	388,118	—	—	—	388,118
Taxes payable	225,829	—	—	(4,300)	221,529
Dividends payable	338,845	—	—	—	338,845
Income and social contribution taxes payable	86,836	—	—	—	86,836
Post-employment benefits	30,059	—	—	—	30,059
Provision for asset retirement obligation	4,799	—	—	—	4,799
Provision for tax, civil, and labor risks	64,550	—	—	—	64,550
Trade payables – customers and third parties’ indemnification	72,216	—	—	—	72,216
Other payables	125,150	—	—	—	125,150
Deferred revenue	18,413	—	—	—	18,413

Total current liabilities	7,013,988	—	—	(4,300)	7,009,688
Non-current liabilities
Loans and hedging instruments	6,113,545	—	—	—	6,113,545
Debentures	3,927,569	—	—	—	3,927,569
Finance leases	45,805	—	—	—	45,805
Related parties	4,185	—	—	—	4,185
Deferred income and social contribution taxes	38,524	—	—	—	38,524
Post-employment benefits	207,464	—	—	—	207,464
Provision for asset retirement obligation	59,975	—	—	—	59,975
Provision for tax, civil, and labor risks	861,246	—	—	—	861,246
Deferred revenue	12,896	—	—	—	12,896
Subscription warrants – indemnification	171,459	—	—	—	171,459
Other payables	162,834	—	—	—	162,834

Total non-current liabilities	11,605,502	—	—	—	11,605,502
Shareholders’ equity
Share capital	5,171,752	—	—	—	5,171,752
Equity instrument granted	536	—	—	—	536
Capital reserve	549,778	—	—	—	549,778
Treasury shares	(482,260)	—	—	—	(482,260)
Revaluation reserve on subsidiaries	4,930	—	—	—	4,930
Profit reserves	3,760,079	(103,468)	(23,585)	(3,175)	3,629,851
Valuation adjustments	159,643	—	—	—	159,643
Cumulative translation adjustments	53,061	—	—	—	53,061
Additional dividends to the minimum mandatory dividends	163,742	—	—	—	163,742

Shareholders’ equity attributable to:
Shareholders of the Company	9,381,261	(103,468)	(23,585)	(3,175)	9,251,033
Non-controlling interests in subsidiaries	339,571	(283)	—	—	339,288

Total shareholders’ equity	9,720,832	(103,751)	(23,585)	(3,175)	9,590,321

Total liabilities and shareholders’ equity	28,340,322	(103,751)	(23,585)	(7,475)	28,205,511

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Income Statements for the six-month period ended June 30, 2017

	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Net revenue from sales and services	37,900,928	—	(252,532)	(107,626)	37,540,770
Cost of products and services sold	(34,631,410)	—	—	107,626	(34,523,784)

Gross profit	3,269,518	—	(252,532)	—	3,016,986
Operating income (expenses)
Selling and marketing	(1,424,447)	(39,754)	251,883	—	(1,212,318)
General and administrative	(751,820)	—	—	—	(751,820)
Gain (loss) on disposal of property, plant and equipment and intangibles	(150)	—	—	—	(150)
Other operating income, net	62,911	—	—	—	62,911

Operating income before financial income (expenses) and share of profit of joint ventures and associates	1,156,012	(39,754)	(649)	—	1,115,609
Financial income	301,299	—	—	—	301,299
Financial expenses	(535,319)	—	—	—	(535,319)

Financial result, net	(234,020)	—	—	—	(234,020)
Share of profit of joint ventures and associates	12,087	—	—	—	12,087

Income before income and social contribution taxes	934,079	(39,754)	(649)	—	893,676

Income and social contribution taxes
Current	(308,416)	—	—	—	(308,416)
Deferred	(8,149)	13,978	221	—	6,050

	(316,565)	13,978	221	—	(302,366)
Net income for the period	617,514	(25,776)	(428)	—	591,310

Net income for the period attributable to:
Shareholders of the Company	614,270	(25,776)	(390)	—	588,104
Non-controlling interests in subsidiaries	3,244	—	(38)	—	3,206
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	1.1338				1.0855
Diluted	1.1255				1.0777

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of Cash Flows for the six-month period ended June 30, 2017

	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Cash flows from operating activities
Net income for the period	617,514	(25,776)	(428)	—	591,310
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	(12,087)	—	—	—	(12,087)
Amortization of contractual assets with customers – exclusive rights	—	—	247,577	—	247,577
Depreciation and amortization	589,216	—	(251,883)	—	337,333
PIS and COFINS credits on depreciation	6,510	—	—	—	6,510
Asset retirement obligation	(1,329)	—	—	1,329	—
Interest, monetary, and foreign exchange rate variations	397,423	—	—	—	397,423
Deferred income and social contribution taxes	8,149	(13,978)	(221)	—	(6,050)
(Gain) loss on disposal of property, plant and equipment and intangibles	150	—	—	—	150
Estimated credit losses on doubtful accounts	—	—	—	74,983	74,983
Provision for losses in inventories	—	—	—	(104)	(104)
Provision for post-employment benefits	—	—	—	6,116	6,116
Other provisions and adjustments	145	—	—	—	145

	1,605,691	(39,754)	(4,955)	82,324	1,643,306
(Increase) decrease in current assets
Trade receivables and reseller financing	126,254	39,754	(4,750)	(74,983)	86,275
Inventories	177,473	—	—	104	177,577
Contractual assets with customers – exclusive rights	—	—	(6,702)	—	(6,702)
Other current asset items	272,242	—	—	—	272,242
Increase (decrease) in current liabilities
Insurance and other payables	34,632	—	—	(1,329)	33,303
Other current liabilities items	(323,938)	—	—	—	(323,938)
(Increase) decrease in non-current assets
Contractual assets with customers – exclusive rights	—	—	11,452	—	11,452
Other non-current asset items	(194,597)	—	—	—	(194,597)
Increase (decrease) in non-current liabilities
Post-employment benefits	7,527	—	—	(6,116)	1,411
Other non-current liabilities items	(81,452)	—	—	—	(81,452)
Payments of contractual assets with customers – exclusive rights	—	—	(282,801)	—	(282,801)
Income and social contribution taxes paid	(366,074)	—	—	—	(366,074)

Net cash provided by operating activities	1,257,758	—	(287,756)	—	970,002

Cash flows from investing activities
Acquisition of intangible assets	(379,487)	—	287,756	—	(91,731)
Other investing activities items	(605,062)	—	—	—	(605,062)

Net cash used in investing activities	(984,549)	—	287,756	—	(696,793)

Net cash provided by financing activities	8,112	—	—	—	8,112

Effect of exchange rate changes on cash and cash equivalents in foreign currency	33,879	—	—	—	33,879

Decrease in cash and cash equivalents	315,200	—	—	—	315,200

Cash and cash equivalents at the beginning of the period	4,274,158	—	—	—	4,274,158
Cash and cash equivalents at the end of the period	4,589,358	—	—	—	4,589,358

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The following standards, amendments, and interpretations to IFRS were issued by the IASB are not effective as of June 30, 2018:

	Equivalent CPC		Effective date
• IFRS 16—Lease: requires lessees’ record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	06	(R2)	2019

The Company and its subsidiaries are quantifying the potential effects of this pronouncement, and it is expected to have a relevant impact on the recognition of the right of use and debt related to lease contracts of the land and building of service stations, drugstores and stores due to the number of operating lease contracts of the subsidiaries (see Note 34.c).

z.	Authorization for Issuance of the Interim Financial Information

These interim financial information were authorized for issue by the Board of Directors on August 1st, 2018.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of Consolidation, Investments in Subsidiaries and Acquisition

a)	Principles of Consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Investments in Subsidiaries

The consolidated interim financial information include the following direct and indirect subsidiaries:

			% interest in the share
			06/30/2018		12/31/2017
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Chevron Brasil Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	56	—	56
Ipiranga Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	100	—	100
Integra Frotas Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	—	100	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
TEAS – Terminal Exportador de Álcool de Santos Ltda. (see Note 3.d)	Brazil	Ultracargo	—	100	—	—
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c)	Association with Chevron Brasil Lubrificantes S.A.

On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. The association is formed by Ipiranga and Chevron’s lubricants operations in Brazil. On February 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”) and published in the Brazilian Federal Official Gazette. On December 1, 2017, the association was concluded, through the contribution of the subsidiary Ipiranga Lubrificantes S.A. (“IpiLubs”) to Chevron Brasil Lubrificantes S.A. (“CBLSA”) and consequently IPP obtained direct control of CBLSA. IPP and Chevron hold 56% and 44%, respectively, of the CBLSA.

The Company is measuring the open balance, fair value of assets and liabilities, and, consequently, the goodwill of their transaction. The purchase price allocation will be concluded in 2018. During the process of identification of assets and liabilities, intangible assets, which are not recognized in the acquired entity’s books, will also be taken into account. The Company, supported by a third party company specialized in valuations, estimated the temporary amount for the purchase price allocation and calculated the temporary goodwill in the amount of R$ 123,673. The temporary goodwill is based on the synergy between the lubricant operations of CBLSA and IpiLubs.

The table below summarizes the temporary assets acquired and liabilities assumed as of the acquisition date (December 1, 2017), subject to the customary final adjustments of purchase price allocation and calculation of goodwill:

Current assets		Current liabilities
Cash and cash equivalents	73,316	Trade payables	33,453
Trade receivables	157,016	Salaries and related charges	18,251
Inventories	112,998	Taxes payable	20,089
Recoverable taxes	5,595	Other payables	28,743
Other receivables	15,497

	364,422		100,536
Non-current assets		Non-current liabilities
Related parties	7,077	Provision for tax, civil, and labor risks	202,352
Indemnity asset	202,352	Deferred income and social contribution taxes	3,300
Escrow deposits	4,095	Post-employment benefits	44,478
Other receivables	5,257
Property, plant, and equipment	172,526
Intangible assets	9,944

	401,251		250,130

Total assets acquired	765,673	Total liabilities assumed	350,666

Temporary goodwill	123,673	Participation of non-controlling interests	182,603

Total assets acquired and temporary goodwill	889,346	Temporary consideration transferred	356,077

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The calculation of the temporary goodwill is shown below:
Temporary consideration transferred	356,077
Total assets acquired	(765,673)
Total liabilities assumed	350,666
Non-controlling interest	182,603

Temporary goodwill (see Note 14.i)	123,673

d)	TEAS – Terminal Exportador de Álcool de Santos Ltda. Acquisition

On January 30, 2018, the Company through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”), owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., which had already been operated by the subsidiary Tequimar in the Port of Santos. The purchase price of the acquisition was R$103,373. On February 14, 2018, this transaction was approved without restrictions through an opinion issued by the SG of CADE. On March 2, 2018, CADE issued a certificate, attesting to the approval of the transaction. On March 29, 2018, the acquisition was concluded through the closing of the operation.

The Company is measuring the open balance, fair value of assets and liabilities, and, consequently, the goodwill of their transaction. The purchase price allocation will be concluded in 2018. During the process of identification of assets and liabilities, intangible assets, which are not recognized in the acquired entity’s books, will also be taken into account. The Company, supported by a third party company specialized in valuations, estimated the temporary amount for the purchase price allocation and calculated the temporary goodwill in the amount of R$ 6,253.

The table below summarizes the temporary assets acquired and liabilities assumed as of the acquisition date, subject to the customary final adjustments of purchase price allocation and calculation of goodwill:

Current assets		Current liabilities
Cash and cash equivalents	3,662	Trade payables	14

Recoverable taxes	3,830		14
Other receivables	4,861

	12,353
Non-current assets
Deferred income and social contribution taxes	1,054	Contingent consideration	2,880
Escrow deposits	72
Property, plant, and equipment	86,535

	87,661

Total assets acquired	100,014	Total liabilities assumed	2,894

Temporary goodwill	6,253

Total assets acquired and temporary goodwill	106,267	Consideration transferred	103,373

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The calculation of the temporary goodwill is shown below:
Consideration transferred	103,373
Total assets acquired	(100,014)
Total liabilities assumed	2,894

Temporary goodwill (see Note 14.i)	6,253

For further details of property, plant, and equipment assets acquired, see Note 13.

e)	Unrealized Acquisition

On November 17, 2016, the Company through its subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”). The total transaction amount is R$ 2,665 million and will be adjusted by the Interbank Certificate of Deposit (“CDI”), between the execution date and transaction closing date. The amount will still be subject to adjustments related to the variations in Liquigás’ working capital and net debt between December 31, 2015 and the closing date of the transaction. On January 23, 2017, the Extraordinary General Shareholders’ Meeting (“EGM”) of Ultrapar approved the transaction. The closing of the acquisition were subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE. On February 28, 2018, the Court of Appeals of CADE voted the transaction and despite all the efforts endeavored by the applicants throughout the analysis of the process and the negotiations conducted with the Court of Appeals decided to reject the transaction with the majority of votes. Due to non-compliance of one of the precedent conditions to the consummation of the transaction, Cia. Ultragaz paid a fine of R$ 286,160 in favor of Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) on March 9, 2018 (see Note 29).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of first-rate financial institutions; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33, based on business model of financial assets of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,119,267 as of June 30, 2018 (R$ 6,369,928 as of December 31, 2017) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Cash and bank deposits
In local currency	304	143	84,457	73,128
In foreign currency	—	—	112,543	74,798
Financial investments considered cash equivalents
In local currency
Fixed-income securities	474,199	93,031	3,705,463	4,821,605
In foreign currency
Fixed-income securities	—	—	37,900	32,473

Total cash and cash equivalents	474,503	93,174	3,940,363	5,002,004

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Financial investments
In local currency
Fixed-income securities and funds	579,491	21,657	1,740,824	1,153,040
In foreign currency
Fixed-income securities and funds	—	—	231,682	129,131
Currency and interest rate hedging instruments (a)	—	—	206,398	85,753

Total financial investments	579,491	21,657	2,178,904	1,367,924

Current	579,491	21,657	2,029,689	1,283,498
Non-current	—	—	149,215	84,426

(a)	Accumulated gains, net of income tax (see Note 33).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables and Reseller Financing (Consolidated)

The composition of trade receivables and reseller financing is as follows:

	06/30/2018	12/31/2017
		Restated
Domestic customers	4,230,281	4,025,726
Reseller financing – Ipiranga (i)	746,052	675,236
Foreign customers	281,885	229,701
(-) Estimated losses on doubtful accounts	(503,821)	(452,778)

Total	4,754,397	4,477,885

Current	4,403,577	4,147,894
Non-current	350,820	329,991

(i)	Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2018	5,258,218	4,323,935	154,989	65,550	52,947	100,570	560,227
12/31/2017	4,930,663	4,070,523	200,939	46,491	48,197	87,812	476,701

Movements in the allowance for estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2017	295,580
IFRS 9 adoption	157,198

Balance as of December 31, 2017—Restated	452,778
Additions	65,719
Write-offs	(14,676)

Balance as of June 30, 2018	503,821

For further information about the allowance for estimated losses on doubtful accounts, see Note 33 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	06/30/2018			12/31/2017
				Restated
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,343,942	(3,651)	1,340,291	1,626,449	(3,074)	1,623,375
Finished goods	513,054	(22,379)	490,675	500,223	(18,495)	481,728
Work in process	1,590	—	1,590	1,637	—	1,637
Raw materials	420,230	(2,091)	418,139	492,029	(1,835)	490,194
Liquefied petroleum gas (LPG)	90,904	(5,761)	85,143	102,748	(5,761)	96,987
Consumable materials and other items for resale	146,869	(4,060)	142,809	160,024	(5,380)	154,644
Pharmaceutical, hygiene, and beauty products	467,582	(4,083)	463,499	417,726	(2,447)	415,279
Purchase for future delivery (1)	107,011	—	107,011	222,808	—	222,808
Properties for resale	27,489	(107)	27,382	27,032	(107)	26,925

	3,118,671	(42,132)	3,076,539	3,550,676	(37,099)	3,513,577

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2017	37,099
Additions to net realizable value adjustment	239
Additions of obsolescence and other losses	4,794

Balance as of June 30, 2018	42,132

The breakdown of provisions for losses related to inventories is shown in the table below:

	06/30/2018	12/31/2017
Net realizable value adjustment	20,056	19,817
Obsolescence and other losses	22,076	17,282

Total	42,132	37,099

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), IRPJ, and CSLL.

	Parent		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
ICMS	—	—	637,996	580,630
Provision for ICMS losses (1)	—	—	(70,850)	(72,076)
PIS and COFINS	—	—	322,786	348,333
IRPJ and CSLL	88,667	81,755	402,643	295,172
Value-Added Tax (IVA) of foreign subsidiaries	—	—	34,439	27,180
Others	—	—	42,370	15,587

Total	88,667	81,755	1,369,384	1,194,826

Current	39,982	33,070	965,672	881,584
Non-current	48,685	48,685	403,712	313,242

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future based on its estimative, and its movements are as follows:

Balance as of December 31, 2017	72,076
Additions, write-offs and reversals, net	(1,226)

Balance as of June 30, 2018	70,850

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

•	Parent Company

	Assets	Liabilities
	Debentures (1)	Other payables (2)	Account payable	Financial income (1)
Ipiranga Produtos de Petróleo S.A.	761,454	—	—	27,485
Companhia Ultragaz S.A.	—	6,207	—	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	—	5,201	—

Total as of June 30, 2018	761,454	6,207	5,201	27,485

	Assets	Liabilities
	Debentures (1)	Other payables (2)	Account payable	Financial income (1)
Ipiranga Produtos de Petróleo S.A.	762,562	—	—	49,220
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	—	4,003	—
Oxiteno S.A. Indústria e Comércio	—	3,086	—	—
Companhia Ultragaz S.A.	—	1,585	—	—
Terminal Químico de Aratu S.A.—Tequimar	—	2,768	—	—

Total as of December 31, 2017	762,562	7,439	4,003

Total as of June 30, 2017				49,220

(1)	In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to CDI.

(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,487
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	5,031	158
Refinaria de Petróleo Riograndense S.A.	—	—	—	10,540
Others	490	1,193	—	—

Total as of June 30, 2018	490	4,139	5,031	12,185

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,489
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	1,067	31
Refinaria de Petróleo Riograndense S.A.	—	—	—	22,199
Others	490	1,239	—	—

Total as of December 31, 2017	490	4,185	1,067	23,719

(1)	Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda	3	9,135
Refinaria de Petróleo Riograndense S.A.	—	509,271
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,431	758

Total as of June 30, 2018	1,434	519,164

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda	3	8,681
Refinaria de Petróleo Riograndense S.A.	—	417,788
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,099	771

Total as of June 30, 2017	1,102	427,240

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 15.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer in office until October 2, 2017 was entitled to additional long term variable compensation, which was terminated with the succession of the chief executive officer announced by the Company in June 2017. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 19.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	06/30/2018	06/30/2017
Short-term compensation	21,610	22,695
Stock compensation (*)	(2,112)	2,746
Post-employment benefits	1,187	1,690
Long-term compensation	—	1,770
Termination benefit	905	—

Total	21,590	28,901

(*)	Includes the reversal of expenses for the cancellation of granted shares due to termination of executive employment (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	100,000	2022 to 2024	67.99	9,378	(2,124)	7,254
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(6,795)	10,352
December 9, 2014	470,000	2019 to 2021	50.64	32,829	(19,980)	12,849
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(4,415)	1,584
November 7, 2012	173,332	2017 to 2019	42.90	16,731	(15,469)	1,262
December 14, 2011	40,000	2016 to 2018	31.85	5,272	(5,167)	105

	1,056,732			87,356	(53,950)	33,406

For the six-month period ended June 30, 2018, the amortization in the amount of R$ 1,549 (R$ 9,281 for the six-month period ended June 30, 2017) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance in December 31, 2017	1,183,398
Cancellation of granted shares due to termination of executive employment	(126,666)

Balance in June 30, 2018	1,056,732

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (“Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of 3 to 6 years, to directors or employees of the Company or its subsidiaries. The information in this incentive plan reflect both plans.

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the Participants, which corresponds, at the date of approval of this Plan, to 5,564,051 common shares.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	120,000	2023	76.38	12,642	(1,581)	11,061
Restricted and Performance	November 8, 2017	42,858	2020 to 2022	76.38	5,485	(955)	4,530
Restricted and Performance	April 9, 2018	103,592	2021 to 2023	68.70	13,275	(867)	12,408

		266,450			31,402	(3,403)	27,999

For the six-month period ended June 30, 2018, a general and administrative expense in the amount of R$ 2,619 was recognized in relation to the Plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
				Restated
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	107,331	103,092
Provisions for tax, civil, and labor risks	—	—	148,237	145,767
Provision for post-employment benefits	—	—	84,683	81,199
Provision for differences between cash and accrual basis	—	—	250	40,755
Goodwill	—	—	14,318	14,234
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	75,264	74,972
Provision for asset retirement obligation	—	—	17,111	19,111
Other provisions	5,315	29,158	109,266	158,952
Tax losses and negative basis for social contribution carryforwards (9.d)	—	—	481,667	201,471

Total	5,315	29,158	1,038,127	839,553

Offset the liabilities balance	(134)	—	(310,178)	(225,492)

Net balance of assets	5,181	29,158	727,949	614,061

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	2,048	2,109
Lease	—	—	3,108	3,361
Provision for differences between cash and accrual basis	—	—	95,432	44,440
Provision for goodwill/negative goodwill	—	—	161,676	131,811
Business combination – fair value of assets	—	—	45,093	45,414
Temporary differences of foreign subsidiaries	134	—	3,528	955
Other provisions	—	—	35,054	35,926

Total	134	—	345,939	264,016

Offset the assets balance	(134)	—	(310,178)	(225,492)

Net balance of liabilities	—	—	35,761	38,524

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	06/30/2018	06/30/2017
		Restated
Initial balance	507,087	409,699
IFRS 9 and 15 adoption	67,849	42,275
Deferred IRPJ and CSLL recognized in income of the year	(12,310)	6,050
Deferred IRPJ and CSLL recognized in other comprehensive income	125,651	4,876
Deferred IRPJ and CSLL recognized in business combination (see Note 3.c)	1,054	—
Others	2,857	1,379

Final balance	692,188	464,279

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	—	152,253
From 1 to 2 Years	1,772	112,753
From 2 to 3 Years	1,772	167,664
From 3 to 5 Years	1,771	100,577
From 5 to 7 Years	—	237,546
From 7 to 10 Years	—	267,334

Total of deferred tax assets relating to IRPJ and CSLL	5,315	1,038,127

The technical study on Extrafarma’s projection of taxable profits for the realization of deferred tax assets was reviewed by the Fiscal Council on February 20, 2018 and approved by the Company’s Board of Directors on February 21, 2018, taking into account implementation of the actions proposed by the subsidiary’s management, among them, the operational restructuring and the expansion of stores.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
				Restated
Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	69,607	(20,951)	472,477	881,589
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	(23,666)	7,123	(160,642)	(299,740)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(143)	(451)	(39,685)	(27,021)
Nontaxable revenues (ii)	13	—	12,593	1,439
Adjustment to estimated income (iii)	—	—	4,758	6,117
Interest on equity (iv)	(538)	(550)	(538)	(550)
Other adjustments	12	13	(15,015)	3,174

Income and social contribution taxes before tax incentives	(24,322)	6,135	(198,529)	(316,581)

Tax incentives—SUDENE	—	—	45,949	14,215

Income and social contribution taxes in the income statement	(24,322)	6,135	(152,580)	(302,366)

Current	(345)	(2,187)	(140,270)	(308,416)
Deferred	(23,977)	8,322	(12,310)	6,050
Effective IRPJ and CSLL rates -%	34.9	29.3	32.3	34.3

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;

(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)	Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL, being taxable to the beneficiary and deductible to the entity that pays.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Bahiana Distribuidora de Gás Ltda.	Aracaju base (1)	75	2017
	Suape base	75	2018
	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base (2)	75	2026
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)	On May 9, 2018, the subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), filed a request at SUDENE requiring the 75% income tax reduction incentive for additional ten years, due to the modernization for its Aracaju plant – Sergipe.

(2)	On July 3, 2017, the subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), filed a request at SUDENE requiring the 75% income tax reduction incentive, due to productive unit implementation for its Juazeiro plant – Bahia. SUDENE approved the incentive until 2026 through an appraisal report issued on November 7, 2017. The constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service (“RFB”), on November 27, 2017, for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2018, in the total amount of R$ 149 with retroactive effect to January 2017.

d.	Income and Social Contribution Taxes Carryforwards

As of June 30, 2018, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 1,472,163 (R$ 598,183 as of December 31, 2017) and negative basis of CSLL of R$ 1,450,009 (R$ 576,949 as of December 31, 2017), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Deferred income and social contribution tax assets were recognized in the amount of R$ 481,667 as of June 30, 2018 (R$ 201,471 as of December 31, 2017).

As from April 2018, the subsidiary Extrafarma ceased to recognize the deferred taxes due to the estimate of realization of the tax loss carryforwards (IRPJ) and negative basis of CSLL to exceed the term of 10 years. The balance of tax loss carryforwards (IRPJ) and negative basis of CSLL without deferred taxes constituted amounts to R$ 49,632.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	06/30/2018	12/31/2017
Rents(1)	363,609	329,421
Advertising and publicity	66,858	67,321
Deferred Stock Plan, net (see Note 8.c)	29,531	37,591
Insurance premiums	31,219	39,629
Software maintenance	11,846	8,237
Other prepaid expenses	24,550	14,733

	527,613	496,932

Current	155,192	150,046
Non-current	372,421	346,886

(1)	Refers substantially to the rental advance of service stations of IPP, which are subsequently subleased and operated by the resellers.

11.	Contractual Assets with customers – exclusive rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the sales revenue in the income statement according to the conditions established in the agreement (amortization in weighted average term of 5 years) and are reviewed as changes occur under the terms of the agreements. Balance and changes are shown below:

	06/30/2018	06/30/2017 Restated
Initial balance	—	—
IFRS 15 adoption	1,502,360	1,438,084

Initial balance – restated	1,502,360	1,438,084
Additions	177,008	282,801
Amortization	(196,680)	(247,577)
Transfer	611	(4,750)

Final balance	1,483,299	1,468,558

Current	471,084	455,018
Non-current	1,012,215	1,013,540

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	06/30/2018
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,230,374	5,689,463	16,184,855	2,886,222	492,164
Liabilities	2,509	3,197,378	10,989,766	2,877,572	415,099
Shareholders’ equity	1,227,865	2,492,085 (*)	5,195,089 (*)	8,650	77,065
Net revenue from sales and services	—	615,020	35,518,210	—	962,307
Net income (loss)	62,527	70,824 (*)	141,822 (*)	(4,506)	3,664
% of capital held	100	100	100	100	33

	12/31/2017—Restated
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,167,912	5,434,041	17,092,490	2,472,924	517,439
Liabilities	2,486	2,752,027	11,684,775	2,459,803	352,583
Shareholders’ equity	1,165,426	2,682,014 (*)	5,407,715 (*)	13,121	164,856
% of capital held	100	100	100	100	33

	06/30/2017—Restated
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Net revenue from sales and services	—	560,357	31,707,775	—	726,145
Net income (loss)	27,146	128,300 (*)	429,462 (*)	(20)	54,319
% of capital held	100	100	100	100	33

(*)	adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 32.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2017	1,165,430	2,684,541	5,535,397	13,121	9,398,489	54,739	9,453,228
Effects of IFRS adoption	(4)	(2,526)	(127,698)	—	(130,228)	—	(130,228)

Balance as of December 31, 2017—Restated	1,165,426	2,682,015	5,407,699	13,121	9,268,261	54,739	9,323,000
Share of profit (loss) of subsidiaries and joint venture	62,527	70,824	141,837	(4,506)	270,682	(523)	270,159
Dividends and interest on equity (gross)	—	(97,849)	(353,824)	—	(451,673)	(31,174)	(482,847)
Tax liabilities on equity- method revaluation reserve	—	—	(2)	—	(2)	—	(2)
Equity instrument granted	27	103	1,514	—	1,644	—	1,644
Valuation adjustment of subsidiaries	(115)	(207,676)	(1,855)	35	(209,611)	2,547	(207,064)
Translation adjustments of foreign-based subsidiaries	—	44,668	(280)	—	44,388	—	44,388

Balance as of June 30, 2018	1,227,865	2,492,085	5,195,089	8,650	8,923,689	25,589	8,949,278

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2016	1,194,739	2,549,859	4,434,954	10,548	8,190,100	45,409	8,235,509
Effects of IFRS adoption	(111)	(3,253)	(79,063)	—	(82,427)	—	(82,427)

Balance as of December 31, 2016—Restated	1,194,628	2,546,606	4,355,891	10,548	8,107,673	45,409	8,153,082
Share of profit (loss) of subsidiaries and joint venture	27,146	128,300	429,462	(20)	584,888	18,032	602,920
Dividends and interest on equity (gross)	(105,914)	—	—	—	(105,914)	(20,100)	(126,014)
Tax liabilities on equity- method revaluation reserve	—	—	(75)	—	(75)	—	(75)
Valuation adjustment of subsidiaries	—	(18,495)	13,313	—	(5,182)	3,762	(1,420)
Translation adjustments of foreign-based subsidiaries	—	3,944	—	—	3,944	—	3,944

Balance as of June 30, 2017—Restated	1,115,860	2,660,355	4,798,591	10,528	8,585,334	47,103	8,632,437

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their interim financial information as of June 30, 2018.

Balances and changes in joint ventures are as follows:

	Movements in investments
	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2017	6,096	54,739	61,226	122,061
Capital increase	—	—	16,000	16,000
Valuation adjustments	—	2,547	—	2,547
Dividends and interest on equity (gross)	—	(31,174)	—	(31,174)
Share of profit (loss) of joint ventures	1,383	(523)	(8,307)	(7,447)

Balance as of June 30, 2018	7,479	25,589	68,919	101,987

	Movements in investments
	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2016	4,518	45,409	66,215	116,142
Valuation adjustments	—	3,762	—	3,762
Dividends and interest on equity (gross)	—	(20,100)	—	(20,100)
Share of profit (loss) of joint ventures	852	18,032	(8,920)	9,964

Balance as of June 30, 2017	5,370	47,103	57,295	109,768

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	06/30/2018
	União Vopak	RPR	ConectCar
Current assets	10,438	340,236	100,347
Non-current assets	6,740	151,928	141,472
Current liabilities	1,956	347,347	103,091
Non-current liabilities	264	67,752	889
Shareholders’ equity	14,958	77,065	137,839
Net revenue from sales and services	9,966	962,307	26,939
Costs, operating expenses and income	(5,872)	(960,859)	(52,805)
Net financial income and income and social contribution taxes	(1,326)	2,216	9,254
Net income (loss)	2,768	3,664	(16,612)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

	12/31/2017
	União Vopak	RPR	ConectCar
Current assets	7,110	389,022	90,242
Non-current assets	6,627	128,417	132,785
Current liabilities	1,210	297,762	100,564
Non-current liabilities	336	54,821	12
Shareholders’ equity	12,191	164,856	122,451
Number of shares or units held	29,995	5,078,888	169,860,500
% of capital held	50	33	50

	06/30/2017
	União Vopak	RPR	ConectCar
Net revenue from sales and services	7,898	726,145	11,527
Costs, operating expenses and income	(5,436)	(652,203)	(40,198)
Net financial income and income and social contribution taxes	(758)	(19,623)	10,831
Net income (loss)	1,704	54,319	(17,840)
Number of shares or units held	29,995	5,078,888	145,860,500
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of May 31, 2018, while the other associates are valued based on the interim financial information as of June 30, 2018.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Capital reduction	(1,250)	—	—	—	—	(1,250)
Dividends	(839)	—	—	—	(206)	(1,045)
Share of profit (loss) of associates	525	546	(27)	(69)	95	1,070

Balance as of June 30, 2018	4,784	15,004	3,591	271	466	24,116

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2016	6,001	12,981	3,678	71	—	22,731
Dividends	(576)	—	—	—	(399)	(975)
Share of profit (loss) of associates	548	698	(14)	(55)	946	2,123

Balance as of June 30, 2017	5,973	13,679	3,664	16	547	23,879

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	06/30/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	4,315	41,656	68	26	135
Non-current assets	15,863	77,348	10,278	1,125	2,790
Current liabilities	715	7,576	1	35	107
Non-current liabilities	332	8,384	3,109	302	1,417
Shareholders’ equity	19,131	103,044	7,236	814	1,401
Net revenue from sales and services	5,214	25,962	—	—	—
Costs, operating expenses and income	(2,878)	(20,387)	(5)	(199)	295
Net financial income and income and social contribution taxes	(116)	(1,955)	6	(8)	(9)
Net income (loss)	2,220	3,620	1	(207)	286
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	11,218	45,061	67	175	505
Non-current assets	16,464	74,621	10,278	1,695	2,821
Current liabilities	1,960	12,338	—	422	93
Non-current liabilities	332	7,920	3,110	427	1,500
Shareholders’ equity	25,390	99,424	7,235	1,021	1,733
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	06/30/2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	5,211	25,651	—	—	—
Costs, operating expenses and income	(3,019)	(21,680)	(54)	(102)	534
Net financial income and income and social contribution taxes	28	632	26	(21)	23
Net income (loss)	2,220	4,603	(28)	(123)	557
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2017	Reclassifications and adjustments	Balance on 12/31/2017—Restated	Additions	Depreciation	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS (*)	Balance on 06/30/2018
Cost:
Land	—	579,174	—	579,174	—	—	1,925	—	1,512	32,718	615,329
Buildings	30	1,639,867	—	1,639,867	3,430	—	25,702	(376)	8,898	20,847	1,698,368
Leasehold improvements	8	912,555	—	912,555	2,853	—	43,727	(319)	60	—	958,876
Machinery and equipment	13	4,721,931	—	4,721,931	57,421	—	47,240	(772)	(69,727)	47,597	4,803,690
Automotive fuel/lubricant distribution equipment and facilities	14	2,721,075	—	2,721,075	49,817	—	57,080	(16,852)	—	—	2,811,120
LPG tanks and bottles	6	643,697	49,158	692,855	53,006	—	2,552	(15,582)	—	—	732,831
Vehicles	6	287,295	—	287,295	13,377	—	8,069	(13,231)	(551)	—	294,959
Furniture and utensils	8	266,494	—	266,494	6,191	—	2,509	(337)	(2,670)	56	272,243
Construction in progress	—	929,000	—	929,000	386,285	—	(88,525)	(581)	89,107	—	1,315,286
Advances to suppliers	—	112,167	—	112,167	1,625	—	(99,581)	—	(4,163)	—	10,048
Imports in progress	—	786	—	786	604	—	(339)	—	2	—	1,053
IT equipment	5	353,022	—	353,022	11,513	—	(1,713)	(844)	1,171	6	363,155

		13,167,063	49,158	13,216,221	586,122	—	(1,354)	(48,894)	23,639	101,224	13,876,958

Accumulated depreciation:
Buildings		(724,408)	—	(724,408)	—	(25,953)	10,246	374	6,650	(4,434)	(737,525)
Leasehold improvements		(475,651)	—	(475,651)	—	(39,637)	(4,788)	315	(9)	—	(519,770)
Machinery and equipment		(2,980,166)	—	(2,980,166)	—	(132,018)	1,022	357	97,180	(10,229)	(3,023,854)
Automotive fuel/lubricant distribution equipment and facilities		(1,545,806)	—	(1,545,806)	—	(77,227)	(7,232)	15,136	—	—	(1,615,129)
LPG tanks and bottles		(305,965)	(22,418)	(328,383)	—	(46,553)	(2,347)	9,009	—	—	(368,274)
Vehicles		(112,200)	—	(112,200)	—	(14,200)	498	8,123	646	—	(117,133)
Furniture and utensils		(148,575)	—	(148,575)	—	(8,877)	(186)	306	3,637	(20)	(153,715)
IT equipment		(260,859)	—	(260,859)	—	(14,585)	2,726	810	(1,049)	(6)	(272,963)

		(6,553,630)	(22,418)	(6,576,048)	—	(359,050)	(61)	34,430	107,055	(14,689)	(6,808,363)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Reclassifications and adjustments	Balance on 12/31/2017—Restated	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS (*)	Balance on 06/30/2018
Provision for losses:
Advances to suppliers		(83)	—	(83)	—	—	—	—	—	—	(83)
Land		(104)	—	(104)	—	—	—	—	—	—	(104)
Leasehold improvements		(564)	—	(564)	—	—	—	—	(87)	—	(651)
Machinery and equipment		(4,724)	—	(4,724)	—	—	—	—	(295)	—	(5,019)
Automotive fuel/lubricant distribution equipment and facilities		(169)	—	(169)	—	—	—	3	—	—	(166)
Furniture and utensils		(1)	—	(1)	—	—	—	—	—	—	(1)

		(5,645)	—	(5,645)	—	—	—	3	(382)	—	(6,024)

Net amount		6,607,788	26,740	6,634,528	586,122	(359,050)	(1,415)	(14,461)	130,312	86,535	7,062,571

(*)	See Note 3.d.

Construction in progress relates substantially to expansions, renovations, construction and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related basically to manufacturing of assets for expansion of plants, terminals, stores, bases, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2017	IFRS 15 adoption	Balance on 12/31/2017—Restated	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS (*)	Balance on 06/30/2018
Cost:
Goodwill (i)	—	1,578,157	—	1,578,157	—	—	—	—	—	6,253	1,584,410
Software (ii)	5	853,079	—	853,079	121,822	—	894	(16)	3,712	49	979,540
Technology (iii)	5	32,617	—	32,617	—	—	—	—	—	—	32,617
Commercial property rights (iv)	10	55,069	—	55,069	2,805	—	—	(1,099)	—	—	56,775
Distribution rights	6	4,273,379	(4,145,189)	128,190	390	—	(350)	—	—	—	128,230
Brands (v)	—	113,543	—	113,543	—	—	—	—	6,792	—	120,335
Others (vi)	10	40,514	—	40,514	300	—	—	—	1,023	—	41,837

		6,946,358	(4,145,189)	2,801,169	125,317	—	544	(1,115)	11,527	6,302	2,943,744

Accumulated amortization:
Software		(456,799)	—	(456,799)	—	(35,189)	(14)	16	(2,543)	(49)	(494,578)
Technology		(32,541)	—	(32,541)	—	(36)	—	—	—	—	(32,577)
Commercial property rights		(21,292)	—	(21,292)	—	(2,323)	—	1,095	—	—	(22,520)
Distribution rights		(2,677,057)	2,580,354	(96,703)	—	(5,238)	204	—	—	—	(101,737)
Others		(31,196)	—	(31,196)	—	(1,481)	—	—	(6)	—	(32,683)

		(3,218,885)	2,580,354	(638,531)	—	(44,267)	190	1,111	(2,549)	(49)	(684,095)

		3,727,473	(1,564,835)	2,162,638	125,317	(44,267)	734	(4)	8,978	6,253	2,259,649

(*)	See Note 3.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i) The balance of the goodwill is tested annually for impairment and presents the following balances:

	Segment	06/30/2018	12/31/2017
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
CBLSA (2)	Ipiranga	123,673	123,673
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS (3)	Ultracargo	6,253	—
Others	Oxiteno	583	583

		1,584,410	1,578,157

(1)	Including R$ 246,163 in the parent.

(2)	See Note 3.c.

(3)	See Note 3.d.

On December 31, 2017, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2017, the discount and real growth rates used to extrapolate the projections ranged from 9.6% to 12.7% and from 0% to 1% p.a., respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 803.8%.

Revenue from sales and services, costs and expenses, and gross margin: for 2018, the budget prepared by management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the forecast of the general inflation or price index predicted in the contracts.

Opening of new commercial points (investments): for 2018, the budget prepared by the management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the expansion plans of each business unit, which also considers the commercial establishments closed in the previously years.

The goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of impairment for the year ended December 31, 2017. The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•	Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight-line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vi) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the interim financial information as shown below:

	06/30/2018	06/30/2017
		Restated
Inventories and cost of products and services sold	5,892	5,799
Selling and marketing	4,992	6,620
General and administrative	33,383	26,674

	44,267	39,093

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Loans, Debentures, and Finance Leases (Consolidated)

a.	Composition

Description	06/30/2018	12/31/2017	Index/Currency	Weighted average financial charges 06/30/2018 –% p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	2,872,581	2,454,142	US$	+5.3	2026
Foreign loan (c.1) (*)	931,824	788,794	US$ + LIBOR (i)	+1.0	2018 to 2022
Financial institutions (e)	622,939	330,755	US$ + LIBOR (i)	+2.1	2019 to 2023
Foreign loan (c.2 and c.3)	349,039	298,927	US$ + LIBOR (i)	+2.0	2018 to 2020
Foreign loan (c.1) (*)	310,617	259,015	US$	+2.2	2018
Financial institutions (e)	132,903	106,745	US$	+2.8	2018 to 2022
Advances on foreign exchange contracts	101,174	44,515	US$	+3.0	< 82 days
Foreign currency advances delivered	53,988	26,080	US$	+2.8	< 70 days
Financial institutions (e)	35,975	27,048	MX$ (ii)	+8.5	2018
Financial institutions (e)	19,680	3,382	MX$ + TIIE (ii)	+1.5	2018
BNDES (d)	3,776	4,460	US$	+6.5	2018 to 2020
Financial institutions (e)	—	593	Bs$ (vii)

Total foreign currency	5,434,496	4,344,456

Brazilian Reais – denominated loans:
Debentures—Ipiranga (g.1, g.2,and g.4)	2,889,254	2,836,741	CDI	105.8	2018 to 2022
Banco do Brasil – floating rate (f)	2,567,100	2,794,272	CDI	107.4	2019 to 2022
Debentures – 5th and 6th issuance (g.6)	1,756,752	817,654	CDI	105.3	2023
Debentures – CRA (g.3 and g.5)	1,382,408	1,380,852	CDI	95.0	2022
Debentures – CRA (g.3 and g.5) (*)	539,839	554,402	IPCA	+4.6	2024
BNDES (d)	194,265	206,423	TJLP (iii)	+2.4	2018 to 2023
BNDES (d)	60,919	69,422	SELIC (vi)	+2.3	2018 to 2023
FINEP	59,167	32,682	TJLP (iii)	+1.5	2018 to 2023
Finance leases (i)	47,357	48,515	IGP-M (v)	+5.6	2018 to 2031
FINEP	29,078	35,611	R$	+4.0	2018 to 2021
BNDES (d)	19,931	26,270	R$	+5.7	2018 to 2022
Banco do Nordeste do Brasil	18,639	28,136	R$	+8.5	2018 to 2021
FINAME	51	56	TJLP (iii)	+5.7	2018 to 2022
Export Credit Note – floating rate (h)	—	157,749	CDI
BNDES EXIM	—	62,754	TJLP (iii)
BNDES EXIM	—	30,850	SELIC (vi)

Total Brazilian Reais	9,564,760	9,082,389

Total foreign currency and Brazilian Reais	14,999,256	13,426,845
Currency and interest rate hedging instruments (**)	45,478	163,749

Total	15,044,734	13,590,594

Current	4,128,615	3,503,675

Non-current	10,916,119	10,086,919

(*)	These transactions were designated for hedge accounting (see Note 33 – Hedge Accounting).
(**)	Accumulated losses (see Note 33).
(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On June 30, 2018, TJLP was fixed at 6.60% p.a.
(iv)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On June 30, 2018, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.
(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.
(vii)	Bs$ = Bolívar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, debentures and finance leases are shown below:

Balance as of December 31, 2017	13,426,845
New loans and debentures with cash effect	2,219,826
Interest accrued	424,464
Principal payment and financial leases	(1,546,510)
Interest payment	(307,082)
Monetary and exchange rate variation	787,581
Change in fair value	(5,868)

Balance as of June 30, 2018	14,999,256

The long-term consolidated debt had the following principal maturity schedule:

	06/30/2018	12/31/2017
From 1 to 2 years	916,295	1,826,907
From 2 to 3 years	709,688	894,640
From 3 to 4 years	2,343,997	1,302,450
From 4 to 5 years	3,486,804	3,016,406
More than 5 years	3,459,335	3,046,516

	10,916,119	10,086,919

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 15.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 33 – Hedge accounting: cash flow hedge and net investment hedge in foreign entities).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 320 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.9% of CDI (see Note 33). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$(million)	Cost in % of CDI
Jul/18 (*)	60.0	103.0
Sep/18 (*)	80.0	101.5
Nov/18	80.0	101.4
Jun/22	100.0	105.0

Total / average cost	320.0	102.9 (*)

(*)	In June 2018, the subsidiary IPP renegotiated these foreign loans changing their maturities to July 2021 and November 2023, respectively. After the renegotiation, the financial charges will have an average cost of 103.4% of the CDI, considering the respective hedging instruments.

2) The subsidiary LPG International Inc. has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

3) The subsidiary Global Petroleum Products Trading Corporation (“GPPTC”) has a foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans to finance investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.1% and maturity as shown below:

US$
Maturity	Millions
2020-Sep	20.0
2021-Feb	40.0
2022-Oct	40.0
2023-Mar	60.0

Total	160.0

The proceeds of this loan are being used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (accrued interest until June 30, 2018):

Maturity
2019-Feb	168,319
2019-May	1,385,240
2020-May	337,847
2021-May	337,847
2022-May	337,847

Total	2,567,100

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

2)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

3)	In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4)	In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two single series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Face value unit:	R$1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.7%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

5)	In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

6)	In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two single series of 730,384 and 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Vert Créditos Ltda, that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Face value unit:	R$1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.33%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

7)	In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures have maturity dates distributed as shown below (accrued interest until June 30, 2018).

Maturity
2018-Dec	801,310
2021-May	499,621
2022-Apr	656,208
2022-Jul	1,588,322
2022-Oct	726,201
2023-Mar	1,756,752
2024-Apr	336,279
2024-Oct	203,560

Total	6,568,253

h.	Export Credit Note

The export credit note contract of the subsidiary Oxiteno Nordeste, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly, was settled on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	06/30/2018	12/31/2017
Equipment and intangible assets, net of depreciation and amortization	14,433	15,732
Financing (present value)	47,357	48,515

Current	2,781	2,710
Non-current	44,576	45,805

The future disbursements (installments) assumed under these contracts are presented below:

	06/30/2018	12/31/2017
Up to 1 year	5,124	5,113
From 1 to 2 years	5,124	5,113
From 2 to 3 years	5,124	5,113
From 3 to 4 years	5,124	5,113
From 4 to 5 years	5,124	5,113
More than 5 years	40,134	42,611

Total	65,754	68,176

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2017	Incurred cost	Amortization	Balance on 06/30/2018
Debentures (15.g)	0.2	44,709	3,740	(4,686)	43,763
Notes in the foreign market (15.b)	0.0	15,298	—	(684)	14,614
Banco do Brasil (15.f)	0.2	8,065	—	(2,230)	5,835
Foreign loans (15.c)	0.1	1,213	—	(506)	707
Other	0.2	2,801	366	(147)	3,020

Total		72,086	4,106	(8,253)	67,939

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (15.g)	9,890	9,815	9,893	8,806	3,616	1,743	43,763
Notes in the foreign market (15.b)	1,425	1,505	1,589	1,677	1,770	6,648	14,614
Banco do Brasil (15.f)	4,379	695	496	265	—	—	5,835
Foreign loans (15.c)	477	203	27	—	—	—	707
Other	826	1,030	636	399	124	5	3,020

Total	16,997	13,248	12,641	11,147	5,510	8,396	67,939

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 68,117 as of June 30, 2018 (R$ 66,337 as of December 31, 2017) and by guarantees and promissory notes in the amount of R$ 10,479,315 as of June 30, 2018 (R$ 9,587,971 as of December 31, 2017).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 283,981 as of June 30, 2018 (R$ 237,537 as of December 31, 2017) and did not have guarantees related to raw materials imported by the subsidiary IPP as of June 30, 2018 (R$ 81,046 as of December 31, 2017).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 2,671 as of June 30, 2018 (R$ 8,224 as of December 31, 2017), with maturities of up to 91 days. Until June 30, 2018, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 66 as of June 30, 2018 (R$ 205 as of December 31, 2017), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Trade Payables (Consolidated)

	06/30/2018	12/31/2017
Domestic suppliers	1,385,602	1,973,668
Foreign suppliers	265,393	181,830

	1,650,995	2,155,498

Some Company’s subsidiaries acquire oil based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil.

17.	Salaries and Related Charges (Consolidated)

	06/30/2018	12/31/2017
Provisions on salaries	209,998	179,120
Profit sharing, bonus and premium	73,688	125,006
Social charges	51,041	64,524
Others	9,280	19,468

	344,007	388,118

18.	Taxes Payable (Consolidated)

	06/30/2018	12/31/2017
		Restated
ICMS	177,150	128,571
PIS and COFINS	30,636	25,319
PERT (*)	1,832	19,584
Value-Added Tax (IVA) of foreign subsidiaries	19,691	17,992
ISS	9,765	11,211
Others	18,361	18,852

	257,435	221,529

(*)	Refers to federal tax debits of the subsidiary IPP that were included in the Special Program of Tax Regularization (PERT).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. For the six-month period ended June 30, 2018, the subsidiaries contributed R$ 12,202 (R$ 12,262 for the six-month period ended June 30, 2017) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of June 30, 2018 was 8,274 active participants and 261 retired participants. In addition, Ultraprev had 26 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2017 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	06/30/2018	12/31/2017
Health and dental care plan (1)	104,423	99,767
FGTS Penalty	85,318	81,831
Bonus	42,291	40,254
Life insurance (1)	16,361	15,671

Total	248,393	237,523

Current	30,059	30,059
Non-current	218,334	207,464

(1)	Only IPP, IpiLubs and CBLSA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

	2018	2017
Balance as of December 31	64,774	77,564
Additions (new tanks)	188	280
Expense with tanks removed	(7,314)	(767)
Accretion expense	1,087	1,329

Balance as of June 30	58,735	78,406

Current	4,416	4,831
Non-current	54,319	73,575

21.	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2017	Additions	Write-offs	Monetary restatement	Balance on 06/30/2018
IRPJ and CSLL (21.a.1.1)	515,829	—	—	8,309	524,138
PIS and COFINS (21.a.1.2)	34,927	—	(5,831)	464	29,560
ICMS	111,784	638	(951)	61	111,532
Civil, environmental and regulatory claims (21.a.2.1)	89,296	4,200	(3,564)	20	89,952
Labor litigation (21.a.3.1)	82,425	7,934	(5,899)	707	85,167
IPI	78,067	—	—	—	78,067
Others	13,468	77	(250)	513	13,808

Total	925,796	12,849	(16,495)	10,074	932,224

Current	64,550				60,889
Non-current	861,246				871,335

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	06/30/2018	12/31/2017
Tax matters	663,250	659,062
Labor litigation	72,915	71,074
Civil and other	103,090	92,524

Total – non-current assets	839,255	822,660

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1)	Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 491,927 as of June 30, 2018 (R$ 483,485 as of December 31, 2017). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose final trial are pending.

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, in a decision with general repercussion, the Federal Supreme Court (STF) decided that the ICMS does not make up the calculation of PIS and COFINS tax bases. Therefore, supported by its legal advisors, on May 31, 2017, Oxiteno Nordeste and IPP reversed the provision in the amount of R$ 109,463.

The Company emphasizes that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable context, until there is effective final decision, the causes may be reassessed, which could result in the recognition of new provisions in the future.

a.2)	Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 89,952 as of June 30, 2018 (R$ 89,296 as of December 31, 2017).

a.3)	Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 85,167 as of June 30, 2018 (R$ 82,425 as of December 31, 2017) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is 50% or less). by the Company’s legal departments based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the interim financial information. The estimated amount of this contingency is R$ 2,697,055 as of June 30, 2018 (R$ 2,576,583 as of December 31, 2017).

b.1)	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,802,717 as of June 30, 2018 (R$ 1,709,435 as of December 31, 2017), mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 166,939 as of June 30, 2018 (R$ 166,003 as of December 31, 2017).

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 695,935 as of June 30, 2018 (R$ 618,774 as of December 31, 2017). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 314,422 as of June 30, 2018 (R$ 307,255 as of December 31, 2017), of which R$ 123,779 (R$ 121,891 as of December 31, 2017) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 121,250 (R$ 113,999 as of December 31, 2017); and inventory differences in the amount of R$ 177,073 (R$ 149,171 as of December 31, 2017) related to the leftovers or faults due to temperature changes or product handling.

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 645,660 as of June 30, 2018 (R$ 645,868 as of December 31, 2017), mainly represented by:

b.1.3.1) In the first quarter of 2017, the subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 190,378 as of June 30, 2018 (R$ 187,027 as of December 31, 2017), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2)	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 616,055, totaling 3,041 lawsuits as of June 30, 2018 (R$ 593,437, totaling 2,783 lawsuits as of December 31, 2017), mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 32,651 as of June 30, 2018 (R$ 32,315 as of December 31, 2017). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (TCC) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, to be paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, to be paid in a single installment, with maturity in 180 (one hundred and eighty) days from the date of publication of the approval. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3) The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais. As of June 30, 2018, as a result of these administrative proceedings, no fine had been imposed to the subsidiary. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of June 30, 2018.

b.2.4) On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case of adverse conclusion of the negotiations with the MPE and MPF, the payments related to the project costs may affect the future Company’s interim financial information, in addition to the amounts already recognized. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. In addition, as of June 30, 2018, there are contingent liabilities not recognized related to lawsuits and extrajudicial lawsuits in the amount of R$ 89,553 and R$ 4,564 (R$ 88,075 and R$ 25,852 as of December 31, 2017), respectively. For more information, see Note 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.3)	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 278,283, totaling 1,832 lawsuits as of June 30, 2018 (R$ 273,711, totaling 1,899 lawsuits as of December 31, 2017), mainly represented by:

b.3.1) In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA. The decisions of 1st instance were favorable to the companies, which are waiting for judgment of the Regional Labor Court of the 5th Region. In addition to collective actions, individual claims containing the same object have been filed.

c.	Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants operation in Brazil between Chevron and subsidiary IPP (see Note 3.c), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 3,515 are reflected in the consolidation of these interim financial information (R$ 3,452 as of December 31, 2017), as well as the contingent liabilities identified in the date of acquisition, whose provision amount of R$ 198,900 was recognized as a business combination on December 1, 2017. The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary CBLSA in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

22.	Trade payables – customers’ indemnification

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. Notwithstanding that, the Brazilian Federal Public Prosecutor denounced the subsidiary Tequimar in the criminal sphere, which was summoned and replied to the complaint on June 19, 2018.

In June 2017, the licensing required for the return to operation of 67.5 thousands cubic meters from the total of 150 thousands cubic meters affected by the fire was obtained. The remaining tanks continue to be paralyzed and in the process of recovery for subsequent licensing and start of operation.

The remaining balance of customers and third parties’ indemnification is shown below:

	Balance on 12/31/2017	Additions	Write-offs	Payments	Balance on 06/30/2018
Current total	72,216	6,553	(13,570)	(24,181)	41,018

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

23.	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	06/30/2018	12/31/2017
‘am/pm’ and Jet Oil franchising upfront fee	19,532	19,537
Loyalty program “Km de Vantagens”	9,138	9,134
Loyalty program “Clube Extrafarma”	1,784	2,638

	30,454	31,309

Current	17,750	18,413
Non-current	12,704	12,896

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and discounted from sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are discounted from sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended June 30, 2018 with 2,453 stores (2,414 stores as of December 31, 2017). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended June 30, 2018 with 1,757 stores (1,735 stores as of December 31, 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of June 30, 2018, the subscription warrants – indemnification were represented by 2,224,786 shares and amounted to R$ 97,738 (as of December 31, 2017, they were represented by 2,415,848 and totaled R$ 171,459). Due to the final adverse decision of some of these lawsuits, on June 30, 2018, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 2,999,038 (3,035,499 shares as of December 31, 2017). For further information on Extrafarma’s acquisition, see Note 3.a to the Financial Statements of the Company filed with the CVM on February 17, 2016.

25.	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on B3 in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. On June 30, 2018, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of June 30, 2018, on B3 was R$ 45.95.

As of June 30, 2018, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of June 30, 2018, there were 31,178,260 common shares outstanding abroad in the form of ADRs (28,935,260 shares as of December 31, 2017).

b.	Equity instrument granted

On April 19, 2017, a new share-based incentive plan was approved, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of June 30, 2018, 13,301,355 common shares (13,041,356 shares as of December 31, 2017) were held in the Company’s treasury, acquired at an average cost of R$ 36.39 per share (R$ 36.98 as of December 31, 2017).

d.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c).

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. For further information about the Extrafarma acquisition, see Note 3.a. to the Financial Statements of the Company filed with the CVM on February 17, 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,000,707 as of June 30, 2018.

g.	Valuation Adjustments and Cumulative Translation Adjustments

Valuation Adjustments

(i)

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)

The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in shareholders’ equity as valuation adjustments. Gains and losses are reclassified to income statements when the financial investment is settled.

(iv)

The Company recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company, (ii) an independent administration and (iii) notes in the foreign market (see Note 33—net investment hedge in foreign entities), is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in valuation adjustments and cumulative translation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post- employment benefits	Non-controlling shareholders interest change	Total	Cumulative translation adjustment
Balance on December 31, 2017	(27,364)	—	(15,181)	202,188	159,643	53,061
Translation of foreign subsidiaries, net of income tax	—	—	—	—	—	44,388
Changes in fair value of financial instruments	(310,590)	(3,862)	—	—	(314,452)	—
Income and social contribution taxes on fair value	106,467	—	—	—	106,467	—
Actuarial losses of post-employment benefits	—	—	(299)	—	(299)	—

Balance on June 30, 2018	(231,487)	(3,862)	(15,480)	202,188	(48,641)	97,449

	Valuation adjustments
	Fair value of cash flow hedging instruments	Actuarial gains (losses) of post- employment benefits	Total	Cumulative translation adjustment
Balance on December 31, 2016	(26,883)	2,896	(23,987)	7,519
Translation of foreign subsidiaries, net of income tax	—	—	—	3,944
Changes in fair value of hedge instruments	(4,052)	—	(4,052)	—
Income and social contribution taxes on fair value	2,656	—	2,656	—
Actuarial losses of post-employment benefits	—	(24)	(24)	—

Balance on June 30, 2017	(28,279)	2,872	(25,407)	11,463

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2017 in the amount of R$ 489,027 (R$ 0.90 – ninety cents of Brazilian Real per share), were approved by the Board of Directors on February 21, 2018, and paid beginning March 12, 2018.

26.	Revenue from Sale and Services (Consolidated)

	06/30/2018	06/30/2017
		Restated
Gross revenue from sale	44,975,338	38,876,536
Gross revenue from services	364,000	342,625
Sales taxes	(1,241,351)	(972,460)
Discounts and sales returns	(507,020)	(461,002)
Amortization of contractual assets with customers (see Note 11)	(196,680)	(247,577)
Deferred revenue (see Note 23)	2,420	2,648

Net revenue from sales and services	43,396,707	37,540,770

27.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	06/30/2018	06/30/2017
		Restated
Raw materials and materials for use and consumption	39,693,661	33,917,280
Personnel expenses	1,236,066	1,083,740
Freight and storage	591,096	549,144
Depreciation and amortization	392,030	337,333
Advertising and marketing	83,274	104,190
Services provided by third parties	169,101	158,764
Lease of real estate and equipment	118,036	93,194
Other expenses	237,145	244,277

Total	42,520,409	36,487,922

Classified as:
Cost of products and services sold	40,416,361	34,523,784
Selling and marketing	1,333,919	1,212,318
General and administrative	770,129	751,820

Total	42,520,409	36,487,922

Research and development expenses are recognized in the income statements and amounted to R$ 23,987 for the six-month period ended June 30, 2018 (R$ 27,077 for the six-month period ended June 30, 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the six-month period ended June 30, 2018, the loss was R$ 4,584 (loss of R$ 150 for the six-month period ended June 30, 2017), represented primarily from disposal of property, plant, and equipment.

29.	Other Operating Income, Net (Consolidated)

	06/30/2018	06/30/2017
Commercial partnerships (1)	24,835	20,971
Merchandising (2)	16,293	9,254
Loyalty program (3)	13,420	14,096
Ultracargo – fire accident in Santos (4)	(2,099)	(33,305)
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	—	49,152
Fine for unrealized acquisition (5)	(286,160)	—
Others	5,858	2,743

Other operating income, net	(227,853)	62,911

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.

(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.

(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

(4)	For more information about the fire accident in Ultracargo, see Note 22.

(5)	For more information about the fine see Note 3.e.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Financial Income (Expense)

	Parent		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Financial income:
Interest on financial investments	49,011	55,416	162,935	251,023
Interest from customers	—	—	70,774	48,114
Changes in subscription warranty - indemnification (see Note 24)	70,126	—	70,126	—
Other financial income	—	—	764	2,162

	119,137	55,416	304,599	301,299

Financial expenses:
Interest on loans	—	—	(227,406)	(385,130)
Interest on debentures	(47,667)	(49,573)	(215,773)	(180,176)
Interest on finance leases	—	—	(1,400)	(3,654)
Bank charges, financial transactions tax, and other charges	(1,607)	(1,286)	(37,517)	(43,423)
Exchange variation, net of gains and losses with derivative instruments	(1)	(1)	(3,949)	58,899
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	—	—	—	43,411
Changes in subscription warranty—indemnification (see Note 24)	—	(26,095)	—	(26,095)
Monetary restatement of provisions, net, and other financial expenses	—	588	10,062	849

	(49,275)	(76,367)	(475,983)	(535,319)

Financial income (expense)	69,862	(20,951)	(171,384)	(234,020)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 24, respectively.

Basic Earnings per Share	06/30/2018	06/30/2017
		Restated
Net income for the year of the Company	315,444	588,104
Weighted average shares outstanding (in thousands)	542,047	541,774
Basic earnings per share –R$	0.5819	1.0855
Diluted Earnings per Share
Net income for the year of the Company	315,444	588,104
Weighted average shares outstanding (in thousands), including dilution effects	545,790	545,727
Diluted earnings per share –R$	0.5780	1.0777
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation	542,047	541,774
Dilution effect
Subscription warrants—indemnification	2,412	2,386
Deferred Stock Plan	1,331	1,567

Weighted average shares outstanding for diluted per share calculation	545,790	545,727

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

32.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Alagoas, Amapá, Amazonas, Bahia, Ceará, Maranhão, Pará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo, Sergipe and Tocantins. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	06/30/2018	06/30/2017
		Restated
Net revenue from sales and services:
Ultragaz	3,390,760	2,825,251
Ipiranga	36,583,908	31,838,057
Oxiteno	2,180,085	1,797,537
Ultracargo	242,547	207,050
Extrafarma	1,040,599	904,101

	43,437,899	37,571,996
Others (1)	24,173	23,787
Intersegment sales	(65,365)	(55,013)

Total	43,396,707	37,540,770

Intersegment sales:
Ultragaz	1,102	1,192
Ipiranga	398	—
Oxiteno	—	1,267
Ultracargo	39,736	28,867
Extrafarma	—	—

	41,236	31,326
Others (1)	24,129	23,687

Total	65,365	55,013

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	3,389,658	2,824,059
Ipiranga	36,583,510	31,838,057
Oxiteno	2,180,085	1,796,270
Ultracargo	202,811	178,183
Extrafarma	1,040,599	904,101

	43,396,663	37,540,670
Others (1)	44	100

Total	43,396,707	37,540,770

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2018	06/30/2017
		Restated
Operating income (expense):
Ultragaz	(133,580)	147,615
Ipiranga	656,458	886,102
Oxiteno	91,289	71,623
Ultracargo	68,551	23,639
Extrafarma	(40,699)	(15,343)

	642,019	1,113,636
Others (1)	1,842	1,973

Total	643,861	1,115,609

Share of profit (loss) of joint-ventures and associates:
Ultragaz	26	891
Ipiranga	(7,782)	(8,372)
Oxiteno	519	684
Ultracargo	1,383	852

	(5,854)	(5,945)
Others (1)	(523)	18,032

Total	(6,377)	12,087

Financial result, net	(171,384)	(234,020)
Income before income and social contribution taxes	466,100	893,676

Additions to property, plant, and equipment and intangible assets (excluding intersegment account balances):
Ultragaz	123,772	143,222
Ipiranga	196,664	186,430
Oxiteno	293,533	189,929
Ultracargo	51,759	30,244
Extrafarma	39,240	57,915

	704,968	607,740
Others (1)	6,471	10,721

Total additions to property, plant, and equipment and intangible assets (see Notes 13 and 14)	711,439	618,461
Asset retirement obligation – fuel tanks (see Note 20)	(188)	(280)
Capitalized borrowing costs	(10,498)	(12,642)

Total investments in property, plant, and equipment and intangible assets (cash flow)	700,753	605,539

Payments of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	177,008	282,801

Depreciation and amortization charges:
Ultragaz	111,702	84,859
Ipiranga	133,214	120,199
Oxiteno	80,489	73,042
Ultracargo	25,286	23,472
Extrafarma	33,782	28,607

	384,473	330,179
Others (1)	7,557	7,154

Total	392,030	337,333

Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	196,680	247,577

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2018	12/31/2017
		Restated
Total assets (excluding intersegment account balances):
Ultragaz	2,640,832	2,408,600
Ipiranga	14,153,985	15,309,811
Oxiteno	7,023,468	6,557,456
Ultracargo	1,442,713	1,394,083
Extrafarma	1,984,997	1,948,808

	27,245,995	27,618,758
Others (1)	1,426,923	586,753

Total	28,672,918	28,205,511

(1)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	06/30/2018	12/31/2017
United States of America (*)	775,937	511,912
Mexico	130,200	109,034
Uruguay	74,183	65,876
Venezuela	12,793	22,480

	993,113	709,302

(*)	The increase refers to the construction of a new plant in Pasadena, Texas.

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	06/30/2018	06/30/2017
		Restated
Net revenue:
Brazil	42,655,226	37,008,755
Mexico	96,446	92,948
Uruguay	23,041	23,313
Venezuela	29,442	15,484
Other Latin American countries	199,903	196,671
United States of America and Canada	236,200	91,130
Far East	48,215	35,000
Europe	75,088	50,949
Others	33,146	26,520

Total	43,396,707	37,540,770

Sales to the foreign market are made substantially by the Oxiteno segment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

33.	Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.
•	Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.
•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	06/30/2018	12/31/2017
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	382.1	236.4
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	273.8	214.9
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,312.2	930.0

	1,968.1	1,381.3

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(5,485.8)	(4,416.2)
Payables arising from imports, net of advances to foreign suppliers	(250.3)	(173,1)

	(5,736.1)	(4,589.3)

Foreign currency hedging instruments	1,824.3	1,777.6

Net asset (liability) position – Total	(1,943.7)	(1,430.4)
Net asset (liability) position – Income statement effect	119.8	(26.1)
Net asset (liability) position – Shareholders’ equity effect	(2,063.5)	(1,404.3)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the shareholders’ equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,943.7 million in foreign currency as of June 30, 2018:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	12.0	29.9	59.9
(2) Shareholders’ equity effect		(206.4)	(515.8)	(1,031.8)

(1) + (2)	Net effect	(194.4)	(485.9)	(971.9)

(3) Income statement effect	Real appreciation	(12.0)	(29.9)	(59.9)
(4) Shareholders’ equity effect		206.4	515.8	1,031.8

(3) + (4)	Net effect	194.4	485.9	971.9

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s and 25.g—Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 15.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates:

In millions of Brazilian Reais

	Note	06/30/2018	12/31/2017
CDI
Cash equivalents	4	3,705.5	4,821.6
Financial investments	4	1,740.8	1,153.0
Asset position of foreign exchange hedging instruments—CDI	33	35.6	29.9
Loans and debentures	15	(8,595.5)	(7,987.3)
Liability position of foreign exchange hedging instruments—CDI	33	(1,644.3)	(1,877.4)
Liability position of fixed interest instruments + IPCA – CDI	33	(579.3)	(586.6)

Net liability position in CDI		(5,337.2)	(4,446.8)

TJLP
Loans –TJLP	15	(253.5)	(301.9)

Net liability position in TJLP		(253.5)	(301.9)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	33	1,159.6	984.3
Loans—LIBOR	15	(1,903.8)	(1,418.5)

Net liability position in LIBOR		(744.2)	(434.2)

TIIE
Loans—TIIE	15	(19.7)	(3.4)

Net liability position in TIIE		(19.7)	(3.4)

SELIC
Loans – SELIC	15	(60.9)	(100.3)

Net liability position in SELIC		(60.9)	(100.3)

Total net liability position exposed to floating interest		(6,415.5)	(5,286.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income as of June 30, 2018, due to the effect of floating interest rate changes in different scenarios.

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (CDI, TJLP, LIBOR, TIIE and SELIC) as a base scenario up to June 30, 2018. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

In millions of Brazilian Reais

	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	16.2	40.5	81.0
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.0	0.0	0.1
Interest effect on debt in CDI	Increase in CDI	(27.4)	(68.4)	(136.8)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(14.1)	(32.8)	(64.1)

Incremental expenses		(25.3)	(60.7)	(119.8)

Interest effect on debt in TJLP	Increase in TJLP	(1.6)	(4.1)	(8.2)

Incremental expenses		(1.6)	(4.1)	(8.2)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.7	1.7	3.3
Interest effect on debt in LIBOR	Increase in LIBOR	(1.7)	(4.2)	(8.3)

Incremental expenses		(1.0)	(2.5)	(5.0)

Interest effect on debt in TIIE	Increase in TIIE	(0.0)	(0.1)	(0.2)

Incremental expenses		(0.0)	(0.1)	(0.2)

Interest effect on debt in SELIC	Increase in SELIC	(0.2)	(0.5)	(1.0)

Incremental expenses		(0.2)	(0.5)	(1.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

Credit risk of financial institutions—Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk—The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	06/30/2018	12/31/2017
AAA	38,626	29,003
AA	5,504,782	6,076,520
A	448,849	192,638
BBB	127,010	71,767

Total	6,119,267	6,369,928

Customer credit risk—Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowance for estimated losses on doubtful accounts on trade receivables:

	06/30/2018	12/31/2017
		Restated
Ipiranga	417,546	350,594
Ultragaz	65,198	83,627
Oxiteno	13,232	10,755
Extrafarma	5,714	5,623
Ultracargo	2,131	2,179

Total	503,821	452,778

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 4,673.1 million, including estimated interests on loans (for quantitative information, see Note 15). Furthermore, the investment plan for 2018 totals R$ 2,676 million, and until June 30, 2018, the amount of R$ 1,040.5 million had been realized. As of June 30, 2018, the Company and its subsidiaries had R$ 5,970.1 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of June 30, 2018 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of June 30, 2018.

In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	19,446.9	4,673.1	3,149.5	7,153.9	4,470.4
Currency and interest rate hedging instruments (3)	287.7	45.4	114.7	113.4	14.2
Trade payables	1,651.0	1,651.0	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 7.05% in 2018, 8.93% from 2019 to 2021, 10.55% from 2022 to 2023, 11.96% from 2024 to 2033, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.90 in 2018, R$ 4.00 in 2019, R$ 4.19 in 2020, R$ 4.47 in 2021, R$ 4.81 in 2022, R$ 5.18 in 2023, R$ 5.58 in 2024, R$ 6.00 in 2025, R$ 6.47 in 2026 and R$ 6.97 in 2027 (iii) TJLP of 6.75% p.a. and (iv) IGP-M of 7.67% in 2018, 4.48% in 2019, 4.20% from 2020 to 2033 (v) IPCA of 4.17% (source: B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.

(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on June 29, 2018 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on June 29, 2018. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 15). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

		Notional amount[1]				Fair value		Amounts receivable	Amounts payable
Hedging instruments	Maturity	06/30/2018		12/31/2017		06/30/2018	12/31/2017	06/30/2018
						R$	R$	R$	R$
						million	million	million	million
Designated as hedge accounting
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Jul 2018 to Jun 2022	US$	240.0	US$	240.0	925.9	788.6	925.9	—
Receivables in U.S. dollars (Fixed)		US$	80.0	US$	203.6	311.4	665.6	311.4	—
Payables in CDI interest rate		US$	(320.0)	US$	(443.6)	(1,160.1)	(1,568.6)	—	1,160.1

Total result			—		—	77.2	(114.4)	1,237.3	1,160.1

b – Interest rate swaps in Brazilian Reais
Receivables in fixed interest rates + IPCA	Apr 2024 to Oct 2024	R$	566.1	R$	566.1	558.0	583.3	558.0	—
Payables in CDI interest rates		R$	(566.1)	R$	(566.1)	(579.3)	(586.6)	—	579.3

Total result			—		—	(21.3)	(3.3)	558.0	579.3

Not designated as hedge accounting
c –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Jun 2020 to Oct 2026	US$	60.0	US$	60.0	233.7	195.7	233.7	—
Receivables in U.S. dollars (Fixed)		US$	808.2	US$	753.0	391.2	157.5	391.2	—
Payables in CDI interest rate		US$	(868.2)	US$	(813.0)	(484.2)	(308.8)	—	484.2

Total result			—		—	140.7	44.4	624.9	484.2

d – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Jul 2018 to Sep 2018	US$	9.8	US$	9.1	35.6	29.9	35.6	—
Payables in U.S. dollars (Fixed)		US$	(9.8)	US$	(9.1)	(37.9)	(29.8)	—	37.9

Total result			—		—	(2.3)	0.1	35.6	37.9

Total gross result						194.3	(73.2)	2,455.8	2,261.5
Income tax						(33.4)	(4.7)	(33.4)	—

Total net result						160.9	(77.9)	2,422.4	2,261.5

Positive result (see Note 4)						206.4	85.8
Negative result (see Note 15)						(45.5)	(163.7)

(1) In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of June 30, 2018 are described below, according to their category, risk, and hedging strategy:

a and c—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of June 30, 2018, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,188.2 million in notional amount with a liability position, on average of 82.5% of CDI, of which US$ 155.2 million, had an asset position at US$ + 1.68% p.a., US$ 300.0 million had an asset position at US$ + LIBOR + 1.29% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 320.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 15.c and “hedge accounting” below).

b—Hedging against fixed interest rate + IPCA in Brazilian Reais – The purpose of this contract is to change fixed interest rate + IPCA of debentures issued in Brazilian Reais to floating interest. As of June 30, 2018 this swap contract totaled R$ 566.1 million of notional amount, corresponding to the principal amount of the debt and had an asset position at 4.55% p.a. + IPCA and a liability position at 95.2% of CDI.

d—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of June 30, 2018, these swap contracts totaled US$ 9.8 million and, on average, had an asset position at 48.2% of CDI and a liability position at US$ + 0.0% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On June 30, 2018, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 320.0 million. In 2018, a gain of R$ 165.7 million related to the result of hedging instruments, a loss of R$ 12.3 million related to the fair value adjustment of debt, and a loss of R$ 193.7 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.7% of CDI (see Note 15.c.1).

On June 30, 2018, the notional amount of interest rate hedging instruments designated as fair value hedges totaled R$ 566.1 million. As of June 30, 2018, a loss of R$ 27.2 million related to the result of hedging instruments, a gain of R$ 23.3 million related to the fair value adjustment of debt, and a loss of R$ 23.4 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operations into 95.2% of CDI.

Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, to hedge against fluctuations arising from changes in exchange rate.

On June 30, 2018, the Company had no open exchange rate hedging instruments of firm commitments designated as cash flow hedges. For the exchange rate hedging instruments settled in 2018, a gain of R$ 10.7 million was recognized in the income statement, transferring the unrealized gain of “Other comprehensive income” to the income statement on June 30, 2018 (gain of R$ 5.3 million on December 31, 2017, net of deferred income and social contribution taxes).

On June 30, 2018, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$ 570.0 million. On June 30, 2018, the unrealized loss of “Other comprehensive income” is R$ 236.6 million (loss of R$ 30.5 million on December 31, 2017), net of deferred income and social contribution taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On June 30, 2018, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 103.0 million. On June 30, 2018, the unrealized loss of “Other comprehensive income” is R$ 43.4 million (loss of R$ 6.2 million on December 31, 2017), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders’ equity.

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity of the Company and its subsidiaries:

	R$ million
	06/30/2018
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	15.2	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(4.6)	—
c – Interest rate swaps in R$ (iii)	(3.9)	—
d – Non-derivative financial instruments (iv)	(57.9)	(280.0)

Total	(51.2)	(280.0)

	R$ million
	06/30/2017	12/31/2017
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(40.7)	5.3
b – Exchange rate swaps payable in U.S. dollars (ii)	2.2	—
c – Interest rate swaps in R$ (iii)	11.1	—
d – Non-derivative financial instruments (iv)	(41.1)	(36.7)

Total	(68.5)	(31.4)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).

(ii)	Considers the designation effect of foreign exchange hedging.

(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais.

(iv)	Considers the results of notes in the foreign market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			06/30/2018		12/31/2017
					Restated
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4	197,000	197,000	147,926	147,926
Financial investments in local currency	Measured at fair value through other comprehensive income	4	3,705,463	3,705,463	4,821,605	4,821,605
Financial investments in foreign currency	Measured at fair value through profit or loss	4	37,900	37,900	32,473	32,473
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,667,469	1,667,469	1,076,849	1,076,849
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4	2,057	2,057	2,720	2,720
Fixed-income securities and funds in local currency	Measured at amortized cost	4	71,298	71,298	73,471	73,471
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4	231,682	231,682	129,131	129,131
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	206,398	206,398	85,753	85,753

Total			6,119,267	6,119,267	6,369,928	6,369,928

Financial liabilities:
Financing	Measured at fair value through profit or loss	15	1,242,441	1,242,441	1,047,809	1,047,809
Financing	Measured at amortized cost	15	7,141,205	6,976,590	6,740,872	6,761,907
Debentures	Measured at amortized cost	15	6,028,414	6,011,083	5,035,247	5,037,072
Debentures	Measured at fair value through profit or loss	15	539,839	539,839	554,402	554,402
Finance leases	Measured at amortized cost	15	47,357	47,357	48,515	48,515
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15	45,478	45,478	163,749	163,749
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	97,738	97,738	171,459	171,459

Total			15,142,472	14,960,526	13,762,053	13,784,913

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.
•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.
•

The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 24).

•	The fair value calculation of notes in the foreign market (see Note 15.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of June 30, 2018 and December 31, 2017. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 15), (v) guarantees to customers that have vendor arrangements (see Note 15.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, and trade receivables are classified as measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value:

	Category	Note	06/30/2018	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4	197,000	197,000	—	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4	3,705,463	—	3,705,463	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	37,900	37,900	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,667,469	1,667,469	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4	2,057	—	2,057	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4	71,298	—	71,298	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4	231,682	50,858	180,824	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	206,398	—	206,398	—

Total			6,119,267	1,953,227	4,166,040	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	15	1,242,441	—	1,242,441	—
Financing	Measured at amortized cost	15	6,976,590	2,711,699	4,264,891	—
Debentures	Measured at amortized cost	15	6,011,083	—	6,011,083	—
Debentures	Measured at fair value through profit or loss	15	539,839	—	539,839	—
Finance leases	Measured at amortized cost	15	47,357	—	47,357	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15	45,478	—	45,478	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	97,738	—	97,738	—

Total			14,960,526	2,711,699	12,248,827	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2017	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4	147,926	147,926	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	4,821,605	—	4,821,605	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4	2,720	—	2,720	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4	73,471	—	73,471	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4	129,131	40,556	88,575	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	85,753	—	85,753	—

Total			6,369,928	1,297,804	5,072,124	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	15	1,047,809	—	1,047,809	—
Financing	Measured at amortized cost	15	6,761,907	2,523,643	4,238,264	—
Debentures	Measured at amortized cost	15	5,037,072	—	5,037,072	—
Debentures	Measured at fair value through profit or loss	15	554,402	—	554,402	—
Finance leases	Measured at amortized cost	15	48,515	—	48,515	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15	163,749	—	163,749	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	171,459	—	171,459	—

Total			13,784,913	2,523,643	11,261,270	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

Sensitivity Analysis of Derivative Financial Instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3 as of June 29, 2018. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 6.59 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of June 29, 2018, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of June 29, 2018 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	173,208	666,975	1,160,742
(2) Debts/firm commitments in dollars	appreciation	(173,204)	(666,966)	(1,160,727)

(1)+(2)	Net effect	4	9	15

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(245)	8,694	17,634
(4) Gross margin of Oxiteno	devaluation	245	(8,694)	(17,634)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of June 29, 2018 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	(131,126)	(72,811)	(3,331)
(2) Fixed rate debt	Pre-fixed rate	131,126	72,811	3,331

(1) + (2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

34.	Commitments (Consolidated)

a.	Contracts

i) Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of June 30, 2018, these rates were R$ 6.99 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

ii) Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2018. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

iii) Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage

The Company maintains insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

	Maximum compensation value (*)
Oxiteno	US$	1,142
Ipiranga	R$	1,281
Ultracargo	R$	949
Ultragaz	R$	150
Extrafarma	R$	160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
06/30/2018	30,350	49,353	—	79,703

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
06/30/2018	payable	203,387	640,047	515,358	1,358,792
	receivable	(65,111)	(233,390)	(165,025)	(463,526)

The expense recognized for the six-month period ended June 30, 2018 for operating leases was R$ 90,119 (R$ 69,278 for the six-month period ended June 30, 2017), net of sublease income.

MD&A – ANALYSIS OF CONSOLIDATED EARNINGS

Second quarter of 2018

(R$ million)	2Q18	2Q17	1Q18	Δ 2Q18 x 2Q17	Δ 2Q18 x 1Q18	1H18	1H17	Δ 1H18 x 1H17
Net revenue from sales and services	22,645.6	18,996.2	20,751.1	19%	9%	43,396.7	37,540.8	16%
Cost of products and services sold	(21,186.5)	(17,536.3)	(19,229.8)	21%	10%	(40,416.4)	(34,523.8)	17%
Gross profit	1,459.0	1,459.9	1,521.3	0%	-4%	2,980.3	3,017.0	-1%
Selling, marketing, general and administrative expenses	(1,060.0)	(1,004.4)	(1,044.0)	6%	2%	(2,104.0)	(1,964.1)	7%
Other operating income, net	34.9	6.6	(262.7)	430%	-113%	(227.9)	62.9	-462%
Gain on disposal of property, plant and equipment and intangibles	(2.4)	6.2	(2.2)	-138%	6%	(4.6)	(0.2)	2947%
Operating income	431.5	468.3	212.3	-8%	103%	643.9	1,115.6	-42%
Financial expenses, net	(64.4)	(112.8)	(107.0)	-43%	-40%	(171.4)	(234.0)	-27%
Share of profit of joint ventures and associates	(3.4)	5.7	(3.0)	-160%	14%	(6.4)	12.1	-153%
Income before income and social contribution taxes	363.7	361.1	102.4	1%	255%	466.1	893.7	-48%
Income and social contribution taxes – current and deferred	(152.5)	(131.2)	(46.0)	16%	232%	(198.5)	(316.6)	-37%
Income and social contribution taxes – tax incentives	29.5	6.7	16.5	341%	79%	45.9	14.2	223%
Net income	240.7	236.6	72.9	2%	230%	313.5	591.3	-47%
Net income attributable to Ultrapar	241.6	235.5	73.9	3%	227%	315.4	588.1	-46%
Net income attributable to non-controlling interests in subsidiaries	(0.9)	1.1	(1.0)	-186%	-8%	(1.9)	3.2	-160%
Adjusted EBITDA	718.1	765.6	508.1	-6%	41%	1,226.2	1,712.6	-28%
Volume – LPG sales (000 tons)	443.8	445.3	410.1	0%	8%	853.9	859.7	-1%
Volume – Fuels sales (000 m³)	5,858.8	5,937.9	5,461.0	-1%	7%	11,319.6	11,491.7	-1%
Volume – Chemicals sales (000 tons)	193.4	182.7	180.0	6%	7%	373.4	378.5	-1%

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them. Except when otherwise indicated, the information presented in this document compares the second quarter of 2018 (“2Q18”) and the second quarter of 2017 (“2Q17”).

As from 2018, the IFRS 9 and 15 standards issued by the IASB (International Accounting Standards Board) have been adopted. In order to provide a comparative basis between the information for 2Q18 and 1H18 and that of 2Q17 and 1H17 shown in this document, the information for 2017 includes alterations in the accounting standards, consequently differing from the values previously reported in the respective earnings releases. Explanations on the impacts of the second quarter 2017 compared with the amounts previously published are available on our website (ri.ultra.com.br).

Information denominated EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers (exclusive rights); and EBIT – Earnings Before Interest and Taxes are presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission (CVM) on October 04, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	2Q18	2Q17	1Q18	1H18	1H17
Net income	240.7	236.6	72.9	313.5	591.3
(+) Income and social contribution taxes	123.0	124.5	29.5	152.6	302.4
(+) Financial result	64.4	112.8	107.0	171.4	234.0
(+) Depreciation and amortization	197.8	172.3	194.2	392.0	337.3
EBITDA	625.9	646.2	403.6	1,029.5	1,465.0
Adjustments
(+) Amortization of contractual assets with customers – exclusive rights (Ipiranga)	92.2	119.4	104.5	196.7	247.6
Adjusted EBITDA	718.1	765.6	508.1	1,226.2	1,712.6

Ultrapar

Values in R$ million (except EPS)	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17		Δ (%) 2Q18 v 1Q18		1H18	1H17	Δ (%) 1H18 v 1H17
Net sales and services	22,646	18,996	20,751	19%		9%		43,397	37,541	16%
Net earnings[1]	241	237	73	2%		230%		314	591	(47%	)
Earnings per share attributable to the shareholders[2]	0.45	0.43	0.14	3%		227%		0.58	1.09	(46%	)
Adjusted EBITDA	718	766	508	(6%	)	41%		1,226	1,713	(28%	)
Adjusted EBITDA ex-strike and CADE fine³	907	766	794	18%		14%		1,701	1,713	(1%	)
Investments	437	484	604	(10%	)	(28%	)	1,041	969	7%

¹	Under IFRS, consolidated net earnings includes net earnings attributable to non-controlling shareholders of the controlled companies
²	Calculated in Reais based on the weighted average of the number of shares over the period, net of shares held in treasury
³	Adjusted EBITDA and excluding the trucker’s strike impact of R$ 189 million in 2Q18 and the R$ 286 million fine relating to CADE’s rejection of the Liquigás acquisition in 1Q18

Net revenues – Total of R$ 22,646 million (+19%), due to growth in revenues across all the businesses. Compared with 1Q18, net revenues increased by 9%, again due to improved revenues from all the businesses. In the first half of the year, net revenues amounted to R$ 43,397 million, 16% higher year-over-year.

Adjusted EBITDA – Total of R$ 718 million (-6%). Excluding the effect of the strike, Adjusted EBITDA would have been R$ 907 million (+18%), mainly due to higher EBITDA at Oxiteno, Ultragaz and Ultracargo. In relation to 1Q18, Adjusted EBITDA ex-strike and CADE fine, increased by 14%. In 1H18, Ultrapar’s Adjusted EBITDA ex-strike and fine amounted to R$ 1,701 million, a 1% year-over-year decrease.

Depreciation and amortization4 – Total of R$ 290 million (-1%), due to lower amortization of contractual assets with customers at Ipiranga, partially offset by investments made over the past 12 months. Compared with 1Q18, total depreciation and amortization costs and expenses declined by 3%. In 1H18, depreciation and amortization totaled R$ 589 million, a growth of 1% in relation to 1H17.

Financial results – Ultrapar reported net debt on June 30, 2018 of R$ 8.9 billion (2.55x LTM Adjusted EBITDA) compared with R$ 6.2 billion on June 30, 2017 (1.61x LTM Adjusted EBITDA). The increased leverage mainly reflects the lower EBITDA, higher investments and the increase in working capital in the period. If we exclude the effect of the fine in relation to the aborted Liquigás acquisition, leverage would have been 2.29x in 2Q18 and 2.16x in 1Q18. Ultrapar’s net financial expenses were R$ 64 million, R$ 48 million less than in 2Q17 due to the lower Interbank Rate (CDI) year-over-year, in spite of increased net debt, and to the depreciation in Ultrapar’s shares relative to the subscription warrant (issued in association with Extrafarma), despite variation effects in the periods under review. In relation to 1Q18, the net financial expenses fell R$ 43 million due to the same factors cited previously. In the first half of the year, net financial expenses amounted to R$ 171 million, a decrease of 27% compared with 1H17.

Net earnings – Total of R$ 241 million (+2%), due to the reduction in financial expenses net despite the reduction in EBITDA. In relation to 1Q18, net earnings increased by 230%, mainly due to the payment of the fine of R$ 286 million following CADE’s rejection of the proposal to acquire Liquigás in 1Q18. In 1H18, net income totaled R$ 314 million, 47% less than 1H17. Excluding the effect of the fine, net earnings would have been R$ 502 million in 1H18.

Operational cash flow – Total of R$ 630 million in 1H18 compared with R$ 970 million in 1H17, due to the payment of a contractual fine on the cancellation of the Liquigás acquisition in March 2018 and insurance reimbursements during 2017.

[4]	Includes amortization of contractual assets with customers – exclusive rights

Ipiranga

	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17		Δ (%) 2Q18 v 1Q18		1H18	1H17	Δ (%) 1H18 v 1H17
Total Volume (000 m³)[1]	5,859	5,938	5,461	(1%	)	7%		11,320	11,492	(1%	)
Diesel	3,067	2,983	2,626	3%		17%		5,692	5,701	0%
Otto cycle	2,675	2,870	2,723	(7%	)	(2%	)	5,398	5,623	(4%	)
Others[2]	117	85	112	37%		4%		229	169	36%
Adjusted EBITDA (R$ million)	402	568	585	(29%	)	(31%	)	987	1,254	(21%	)

[1]	Starting in Dec/17, total volume includes ICONIC, the lubricants JV with Chevron
[2]	Fuel oils, arla 32, kerosene, lubricants and greases

Operational perfomance – The truckers’ strike paralyzed fuel sales, reducing volume at Ipiranga by 4% in the quarter. Therefore, Otto cycle volume fell 7% year-over-year, although partially compensated by expansion in the service station network. On the other hand, despite the strike, diesel volume increased by 3% due to higher sales to the large consumer and TRR (Retail Wholesale Resellers) segments. In relation to 1Q18, volumes increased by 7%, a growth of 17% in diesel and a reduction of 2% in Otto cycle, reflecting seasonal fluctuations between periods and the strike. In the first half of the year, Ipiranga registered sales volume of 11,320 thousand m³, 1% reduction over 1H17.

Net revenues – Total of R$ 19,068 million (+18%), principally due to fuel cost variations and Ipiranga’s strategy of constant innovation in service and convenience at the service stations in spite of reduced sales volume. In 1Q18, net revenues increased by 9% in tandem with higher sales volume and variations in fuel costs. In 1H18, net revenues were R$ 36,584 million, 15% higher than in 1H17.

Cost of goods sold – Total of R$ 18,314 million (+20%), mainly due to fuel cost variation, despite lower sales volume. In relation to 1Q18, cost of goods sold increased 10%, in line with growth in volume and changes in fuel costs. In 1H18, cost of goods sold totaled R$ 34,888 million, a growth of 16% in relation to 1H17.

Sales, general and administrative expenses (SG&A) – Total of R$ 541 million (+7%), mainly due to higher expenses of R$ 35 million with respect to the consolidation of the results of ICONIC, the association with Chevron in the lubricants business, which began operations in December 2017. These expenses include non-recurring expenditures of R$ 10 million in the realization of synergies. Excluding this effect, SG&A expenses were unchanged year-over-year due to lower expenditures with marketing programs, despite the increase in unitary freight costs, in turn reflecting the increase in diesel costs. Compared with 1Q18, SG&A expenses declined by 1% in spite of greater provisions for doubtful debts and higher unitary freight charges, reflecting the increase in volume. In 1H18, SG&A expenses amounted to R$ 1,090 million, 11% greater than 1H17. Excluding the expenses related to ICONIC, SG&A expenses were up by 3% compared with first half 2017 and in line with inflation for the period.

Adjusted EBITDA – Total of R$ 402 million (-29%). Ipiranga’s Adjusted EBITDA was impacted by the strike with an estimated negative effect of R$ 163 million due to the loss on inventory following the reduction in diesel prices, the loss of sales during the period of the strike itself and higher non-recurring costs involving the normalization of operating conditions post-strike. Excluding these effects, Adjusted EBITDA amounted to R$ 565 million, almost in line with 2Q17 thanks to efforts to restore results to normal levels. In relation to 1Q18, Adjusted EBITDA decreased by 31% due to the truckers’ stoppage and despite higher sales volume. If we exclude the impacts of the strike, Adjusted EBITDA would have reduced by 4% compared with 1Q18. In the first half of the year, Ipiranga’s EBITDA amounted to R$ 987 million, a decline of 21% year-over-year.

Investments – A total of R$ 164 million was invested, allocated mainly to expansion and maintenance of the service station and franchise network. Out of total investments, R$ 77 million were applied in property, plant and equipment and additions to intangible assets, R$ 81 million to contractual assets with customers (exclusive rights) and R$ 6 million for financing clients and rental advances, net of repayments. Ipiranga ended 2Q18 with 8,044 service stations (+4%), adding 301 service stations in the past 12 months. In the first half of the year, investments amounted to R$ 421 million.

Oxiteno

	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17	Δ (%) 2Q18 v 1Q18	1H18	1H17	Δ (%) 1H18 v 1H17
Total Volume (000 tons)	193	183	180	6%	7%	373	379	(1%)
Specialty Chemicals	152	151	152	1%	0%	304	309	(2%)
Commodities	41	31	28	31%	46%	70	70	0%
Sales in Brazil	139	131	126	6%	10%	265	270	(2%)
Sales outside Brazil	54	52	54	5%	1%	108	108	0%
EBITDA (R$ million)	121	34	51	258%	136%	172	145	19%

Operational performance – Specialty chemicals sales volume reported a 1% increase year-over-year, despite a reduction of 2% in the domestic market, again mainly a reflection of the truckers’ strike. Conversely, sales volume of specialty chemicals to export markets grew 5%, primarily in the United States. Commodities increased 31% compared with 2Q17 due to stronger demand for these products. In relation to 1Q18, total sales volume grew 7%, an increase of 46% in commodity volumes while specialty chemical volume was flat, influenced by the same factors already described. In the first half of the year, sales volume was 373 thousand tons, a decrease of 1% compared with 1H17.

Net revenues – Total of R$ 1,181 million (+33%) due to (i) higher sales volume in the period, (ii) average US Dollar prices 12% higher, reflecting increased raw material costs on an annual comparative basis, and (iii) the devaluation of 12% in the Real relative to the US Dollar (equivalent to R$ 0.39/US$). In relation to 1Q18, net revenues increased by 18% due to higher sales volume, the 11% depreciation in the Real against the US Dollar (equivalent to R$ 0.36/US$), attenuated by the effects of the strike and by the greater share of commodities in the sales mix. In 1H18, net revenues were R$ 2,180 million, 21% higher than 1H17.

Cost of goods sold – Total of R$ 922 million (+26%) due to (i) higher volumes sold, (ii) a 12% depreciation in the Real against the US Dollar, (iii) pre-operational costs with the new Pasadena plant, and (iv) an increase in raw material costs on a year-over-year basis. Compared with 1Q18, the cost of goods sold increased 12%, reflecting the increase in sales volume, the 11% devaluation of the Real against the US Dollar as well as greater pre-operational costs of the new unit in the USA. In 1H18, cost of goods sold amounted to R$ 1,746 million, a growth of 20% in relation to 1H17.

Sales, general and administrative expenses (SG&A) – Total of R$ 178 million (+13%), mainly due to higher international freight expenses reflecting the 12% devaluation of the Real against the US Dollar and increased pre-marketing expenses at the new Pasadena plant. Compared with 1Q18, SG&A expenses increased by 7%, largely due to the same factors applying to the year-on-year comparison. In the first half of the year, SG&A expenses amounted to R$ 344 million, 10% higher than the same period in 2017.

EBITDA – Oxiteno’s EBITDA amounted to R$ 121 million (+258%), due to (i) higher sales volume in the period, (ii) weaker FX rates with the Real depreciating 12% against the US Dollar, and (iii) higher unitary margins in US Dollars. These effects more than compensated the impact of the strike, with a loss estimated at R$ 13 million on the result for the quarter. In relation to 1Q18, EBITDA increased by 136% due to higher sales volume and an 11% devaluation in the Real against the US Dollar despite the impact of the strike above mentioned. In the first half, EBITDA amounted to R$ 172 million, a year-over-year increase of 19%.

Investments – Investment in the period was R$ 153 million, mainly allocated to the new alkoxylation plant in Pasadena and production unit maintenance. Investments in 1H18 were R$ 290 million.

Ultragaz

	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17		Δ (%) 2Q18 v 1Q18	1H18	1H17	Δ (%) 1H18 v 1H17
Total Volume (000 tons)	444	445	410	0%		8%	854	860	(1%	)
Bottled	311	307	281	1%		11%	592	589	1%
Bulk	133	139	129	(4%	)	3%	262	271	(3%	)
EBITDA (R$ million)	148	121	(170)	23%		na	(22)	233	na

Operational performance – The bottled segment reported a 1% increase in volume compared with the same period in 2017, due to the result of commercial initiatives largely concentrated in the Center-West and the Northeast. The bulk segment registered a decline of 4% in volume due to strike action by the truckers as well as programmed reductions by an industrial client. In relation to 1Q18, sales volumes grew 8%, with an increase of 11% and 3% in the bottled and bulk segments, respectively, mainly due to seasonal factors between periods and despite the impacts of the strike. In the first half of the year, Ultragaz sales volume amounted to 854 thousand tons, a reduction of 1% in relation to 1H17.

Net revenues – Total of R$ 1,765 million (+20%), mainly due to readjustments in LPG costs. In relation to 1Q18, net revenues increased 9%, largely reflecting higher sales volume in the period. In 1H18, net revenues were R$ 3,391 million, 20% higher than 1H17.

Cost of goods sold – Total of R$ 1,544 million (+25%), mainly due to readjustments in LPG costs but attenuated by lower freight costs due to the sourcing of products from more distant hubs in the second quarter of 2017. Compared with 1Q18, the cost of goods sold increased 8% largely due the seasonal increase in volumes. In 1H18, the cost of goods sold amounted to R$ 2,976 million, a growth of 26% in relation to 1H17.

Sales, general and administrative expenses (SG&A) – Total of R$ 135 million (-18%) due to the (i) effect of a one-off reevaluation of the provision for estimated losses with a reversal of R$ 9 million in 2Q18, (ii) lower freight expenditures reflecting the migration of clients from delivery CIF to FOB, (iii) lower marketing expenses, and (iv) lower expenditures with strategic consultancies. In relation to 1Q18, SG&A expenses increased 3% due to higher depreciation and amortization costs. If depreciation and amortization are excluded, SG&A expenses would have decreased 1%. In the first half of the year, SG&A expenses amounted to R$ 266 million, 15% less than the same period in 2017.

EBITDA – Total of R$ 148 million (+23%), due to commercial differentiation and innovation initiatives and the reduction in costs and expenses, despite the impact of the strike on the business, estimated at R$ 10 million. In 1Q18, Ultragaz’s EBITDA was affected by the payment of a fine of R$ 286 million following the decision of the anti-trust authority (CADE) to reject Ultragaz’s acquisition of Liquigás. Excluding this effect, EBITDA would have increased by 28% quarter-over-quarter due to higher sales volume. In the first half, Ultragaz’s EBITDA, ex-Liquigás fine, amounted to R$ 264 million, a growth of 13% compared with 1H17.

Investments – Ultragaz invested R$ 54 million, allocated mainly to clients in the bulk segment, gas bottles and IT with a focus on the strategy of differentiation and innovation at Ultragaz. In the first half of the year, investments totaled R$ 116 million.

Ultracargo

	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17	Δ (%) 2Q18 v 1Q18	1H18	1H17	Δ (%) 1H18 v 1H17
Effective storage[1] (000 m³)	786	727	722	8%	9%	754	711	6%
EBITDA (R$ million)	54	26	41	108%	32%	95	48	99%

[1]	Monthly average

Operational perfomance – Ultracargo’s average storage was up by 8% compared with 2Q17, due to the increase in available capacity in Santos, following the partial resumption of activities at the terminal in June 2017, when 67.5 thousand m³ of the 151.5 thousand m³ shut down since the fire in April 2015 returned to operations, and to increased ethanol handling at the Santos and Suape terminals. These effects were offset by a reduction in fuel handling, particularly at the Aratu terminal. Compared with 1Q18, average storage at Ultracargo terminals increased by 9%, reflecting increased handling activity at all terminals, more especially involving ethanol operations, partially compensated by reduced fuels handling. In the first half of the year, Ultracargo’s average storage grew 6% compared with 2H17.

Net revenues – Total of R$ 127 million in 2Q18 (+19%), driven by increased average storage following the partial resumption of activities at the Santos terminal mentioned previously, as well as greater handling activities at terminals and at higher average prices. In relation to 1Q18, net revenues increased 9%, in line with average storage performance in the quarter with greater handling through the terminals. In 1H18, net revenues amounted to R$ 243 million, 17% more than 1H17.

Cost of services provided – Total of R$ 61 million (+13%) due to greater expenditures with the partial resumption of the Santos terminal, in addition to increased IPTU property taxes in 2018. Compared with 1Q18, cost of services provided increased 3%, due to greater expenditures with payroll and third party services in Santos. In 1H18, the cost of services rendered totaled R$ 120 million, a growth of 15% compared with 1H17.

Sales, general and administrative expenses (SG&A) – Total of R$ 24 million (-16%). In 2Q18, SG&A expenses were influenced by a non-recurring credit of R$ 8 million with respect to a port management fee charged improperly. In relation to 1Q18, SG&A expenses fell 17% due to the same factors as described above. In the first half of the year, SG&A expenses amounted to R$ 52 million, 2% less than the same period in 2017.

EBITDA – Total of R$ 54 million (+108%) due to (i) higher average storage in the period, reflecting the partial resumption of activities at the Santos terminal, (ii) higher average prices at the terminals, (iii) R$ 18 million with the fire-related expenses in 2Q17 arising from the Santos incident, and (iv) the receipt of a credit of R$ 8 million with respect to a port management fee charged improperly. The increase of EBITDA in 2Q18 was partially attenuated by the sale of non-operating assets amounting to R$ 5 million in 2Q17. In relation to 1Q18, EBITDA increased by 32% due to greater handling activities at the terminals and higher prices at the Suape and Rio de Janeiro terminals. In the first half of 2018, Ultracargo’s EBITDA amounted to R$ 95 million, a growth of 99% in relation to 1H17.

Investments – Ultracargo invested R$ 28 million in the period, mainly allocated to the expansion at the Itaqui terminal and maintenance and modernization of safety systems and processes at terminals. In the first half of the year, investments amounted to R$ 50 million.

Extrafarma

	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17		Δ (%) 2Q18 v 1Q18	1H18	1H17	Δ (%) 1H18 v 1H17
Gross revenues (R$ million)	559	482	542	16%		3%	1,101	958	15%
Drugstores (end of period)	406	341	401	19%		1%	406	341	19%
% of mature stores (+3 years)	46%	53%	46%	(6.7 p.p.	)	0.2 p.p.	46%	53%	(6.7 p.p.)
EBITDA (R$ million)	(7)	9	0	na		na	(7)	13	na

Operational performance – Extrafarma ended 2Q18 with 406 stores (86 openings and 21 closures in the past 12 months, equivalent to an increase of 19%). At the end of 2Q18, 54% of the stores were still at the maturing stage (operating for less than three years) compared with 47% in 2Q17, reflecting the accelerated expansion of the network. Compared with 1Q18, Extrafarma opened 8 new drugstores (closing 3) and continued its expansion, more particularly in São Paulo.

In addition, a new retail system was implemented in June 2018, an important landmark in the development of Extrafarma’s technological platform. The system is designed to further enhance operating excellence, with gains in productivity, and inventory management, providing a better shopping experience for customers and strengthening the foundations for growth.

Gross revenue – Total of R$ 559 million (+16%), due to the growth of 17% in retail sales, a reflection of the larger average number of stores (23% greater), the annual readjustment in medicine prices and more intense promotional activities in the period. However, these effects were attenuated by the non-recurring events of the strike and the substitution of the retail system, which temporarily affected operations during the installation and stabilization phases. In relation to 1Q18, gross revenue grew 3% due to the higher average number of stores and promotional activity in the quarter, partially offset by the non-recurring events already mentioned. In the first half of the year, gross revenue at Extrafarma amounted to R$ 1,101 million, 15% more than the same period in 2017.

Cost of goods sold and gross profit – Cost of goods sold amounted to R$ 369 million (+20%), mainly due to greater sales volume and the annual readjustment in medicine prices. Gross profit was R$ 160 million (+9%), largely due to increased sales in the period although partially offset by more intensive promotional activities and the network’s more extensive geographical coverage. In relation to 1Q18, cost of goods sold and gross profit reported 3% and 5% growth, respectively, due to improved sales in the period. In 1H18, cost of goods sold amounted to R$ 728 million and gross profit R$ 313 million, 19% and 7%, respectively above 1H17.

Sales, general and administrative expenses (SG&A) – Total of R$ 184 million (+21%) reflecting the 23% higher average number of stores in operation. Excluding the effect of new stores, SG&A expenses increased by 1% on an annual comparative basis and below inflation rates for the period, mainly due to higher expenditures with publicity and advertising and increased freight logistics costs, mitigated by initiatives implemented by Extrafarma for improving productivity and reducing expenses. In relation to 1Q18, SG&A expenses grew 8% due to the higher average number of stores and greater outlays on publicity and advertising. In 1H18, SG&A expenses amounted to R$ 353 million, a 17% increase over 1H17.

EBITDA – A negative R$ 7 million compared to the positive R$ 9 million in 2Q17, due to the (i) larger number of new and maturing stores, (ii) non-recurring events related to the implementation and stabilization of the new retail system and the truckers’ strike, amounting to R$ 7 million, (iii) greater promotional activity, and (iv) the network’s more extensive geographical coverage. Excluding the effects of the new stores and non-recurring events, EBITDA would have been a positive R$ 10 million in 2Q18 compared with EBITDA of R$ 9 million in 2Q17. Compared with 1Q18, EBITDA decreased due to the non-recurring events already mentioned. In the first half of the year, Extrafarma’s EBITDA was a negative R$ 7 million against an EBITDA of R$ 13 million in 1H17.

Investments – Extrafarma invested R$ 23 million, allocated largely to the opening of new stores and to IT focused on improving the shopping experience and operational excellence. In the first half of the year, Extrafarma invested R$ 39 million.

São Paulo, August 1, 2018 – Ultrapar Participações S.A. (“Company”, B3: UGPA3/NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga/Ultragaz/Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the second quarter of 2018.

Net Revenues	Adjusted EBITDA	Net earnings
R$23 billion	R$718 million	R$241 million
19% YoY 9% QoQ	-6% YoY -10% QoQ[1]	2% YoY 230% QoQ
Investments	Operational Cash Flow[2]	Market cap
R$437 million	R$630 million	R$26 billion

[1]	Adjusted EBITDA for 1Q18 excludes the R$ 286 million fine relating to CADE’s rejection of the Liquigás acquisition
[2]	Accumulated Jan-Jun 18

Highlights:

•	Oxiteno’s new alkoxylation plant in the USA ready to begin operations

•	Oxiteno recognized amoung the country’s 5 most innovative companies by Valor Econômico newspaper, as well as the global best performing company in the use of catalysts by Shell

•	Approval of R$ 304 million dividend payout for 1H18, equivalent to R$ 0.56 per share

Early in the quarter, all our businesses reported positive trends with improving results. However, an unprecedented nationwide truckers’ strike in May caused several sectors of the Brazilian economy to incur substantial losses. The fuel distribution market was one of the worst affected, not only due to the blockading of the distribution terminals, which prevented us from delivering products, but also because of an immediate and significant reduction in diesel prices. The strike affected practically all the Company’s businesses, mainly Ipiranga, generating financial impacts of approximately R$ 200 million for Ultrapar. In spite of the enormous operational difficulties during the strike, our teams worked tirelessly to minimize the impacts on our clients and to reestablish operating conditions. With these conditions now reestablished, our focus again reverts to initiatives of differentiation and innovation and the continued strengthening of the relationship with our stakeholders, essential pillars supporting the generation of long-term value.

Conference Call 2Q18

Ultrapar will be holding a conference call for analysts on August 2, 2018 to comment on the company’s performance in the second quarter of 2018 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

In English: 11:30 am (US EST) / 12:30 pm (Brasília time)

International Participants: +1 (412) 317-5430

Code: Ultrapar

Replay: +1 (412) 317-0088 (available for seven days)

Code: 10120772

In Portuguese: 10:00 am (US EST) / 11:00 am (Brasília time)

Telephone for connection: +55 (11) 2188-0155

Code: Ultrapar

Replay: +55 (11) 2188-0400 (available for seven days)

Code: Ultrapar

WEBCAST via internet at ri.ultra.com.br. Please connect 15 minutes in advance.

2

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them. Except when otherwise indicated, the information presented in this document compares the second quarter of 2018 (“2Q18”) and the second quarter of 2017 (“2Q17”).

As from 2018, the IFRS 9 and 15 standards issued by the IASB (International Accounting Standards Board) have been adopted. In order to provide a comparative basis between the information for 2Q18 and 1H18 and that of 2Q17 and 1H17 shown in this document, the information for 2017 includes alterations in the accounting standards, consequently differing from the values previously reported in the respective earnings releases. Explanations on the impacts of the second quarter 2017 compared with the amounts previously published are available on our website (ri.ultra.com.br).

Information denominated EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers (exclusive rights); and EBIT – Earnings Before Interest and Taxes are presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission (CVM) on October 04, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	2Q18	2Q17	1Q18	1H18	1H17
Net income	240.7	236.6	72.9	313.5	591.3
(+) Income and social contribution taxes	123.0	124.5	29.5	152.6	302.4
(+) Financial result	64.4	112.8	107.0	171.4	234.0
(+) Depreciation and amortization	197.8	172.3	194.2	392.0	337.3
EBITDA	625.9	646.2	403.6	1,029.5	1,465.0
Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	92.2	119.4	104.5	196.7	247.6
Adjusted EBITDA	718.1	765.6	508.1	1,226.2	1,712.6

3

Executive Summary

Indicators	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17	Δ (%) 2Q18 v 1Q18	1H18	1H17	Δ (%) 1H18 v 1H17
Average exchange rate (R$/US$)	3.61	3.21	3.24	12%	11%	3.42	3.18	8%
Brazilian Interbank Interest Rate (CDI)	1.6%	2.5%	1.6%			3.2%	5.6%
Inflation in the period (IPCA)	1.9%	0.2%	0.7%			2.6%	1.2%
IBC—Br¹	135.7	135.8	138.2	0%	2%	137.0	135.8	1%
Average Brent crude oil (US$/barrel)	74	50	67	48%	11%	71	52	36%

[1]	Quarterly average seasonally adjusted. Considers the first two months of the quarters (Apr-May and Jan-Feb) and the first five months of the semesters (Jan-May)

Ultrapar reported an Adjusted EBITDA of R$ 718 million and net income of R$ 241 million in 2Q18. The results for the period reflect the impact of the truckers’ strike on practically all the company’s businesses, but particularly at Ipiranga.

Truckers’ Strike – “strike”

The truckers’ strike occurred in May 2018 and affected Ultrapar as follows:

R$ million	Estimated impact of the strike in EBITDA		Total
	Loss in sales volume	Inventory loss¹
Ipiranga	40	147	187
Oxiteno	13	–	13
Ultragaz	10	–	10
Ultracargo	–	–	–
Extrafarma	3	–	3
Total	66	147	213

¹	From the one-off inventory loss of R$ 147 million in Ipiranga, R$ 123 million impacted the 2Q18 results and R$ 24 million in July of 2018, due to the booking of inventory at average cost.

•

At Ipiranga, blockades at the distribution terminals during the strike prevented delivery of products, having an estimated operational impact of 4% on sales volume. This together with extraordinary costs related to logistics and security totaled R$ 40 million. In addition, the reduction of R$ 0.46/liter on the price of diesel generated a one-off inventory loss of R$ 147 million: R$ 123 million in May and June and R$ 24 million in July due to the booking of inventory at average cost.

•

At Oxiteno, the strike caused a temporary stoppage at four production units (Mauá, Suzano, Tremembé and Triunfo) due to the impossibility of delivering products. The estimated impact on domestic sales volume was 6 thousand tons corresponding to a loss of approximately R$ 13 million in the quarter.

•	At Ultragaz, difficulties of product delivery centered round the bulk segment, resulting in an estimated loss of 7 thousand tons. The effect of strike-related losses on EBITDA was R$ 10 million.

•

At Extrafarma, there were logistical problems in receiving and distributing products in addition to decreased customer traffic through the stores during the strike, resulting in lower sales with an impact on EBITDA of R$ 3 million.

4

Executive Summary

Ipiranga

Ipiranga reported volumes of 5,859 thousand m³ in the quarter, a reduction of 1% in relation to 2Q17 , with a decrease of 7% in Otto cycle and a growth of 3% in diesel, both impacted by the strike, although partially offset by the expansion in the resellers’ network and large clients. Adjusted EBITDA at Ipiranga was R$ 402 million, 29% less than 2Q17. The strike had an impact of R$ 163 million in the quarter due to loss on inventory with the reduction in diesel prices, loss of sales during the period of strike action and higher non-recurring costs over the same period, required for normalizing operations.

Oxiteno

Oxiteno reported volumes of 193 thousand tons in 2Q18, an increase of 6% year-over-year, reflecting higher sales of commodities. Oxiteno’s EBITDA amounted to R$ 121 million, a growth of 258% in relation to 2Q17, due to (i) higher sales volume, (ii) weaker exchange rates with the Real suffering a 12% devaluation against the US Dollar, and (iii) the higher level of unitary margins in US Dollars. These effects more than compensated higher pre-operational expenditures at the new unit in the USA and the impact of the truckers’ strike, estimated at R$ 13 million in 2Q18.

Ultragaz

Ultragaz reported volumes of 444 thousand tons, flat year-over-year, with 1% growth in the bottled segment and a reduction of 4% in the bulk business, this segment being the most affected by the strike. Ultragaz’s EBITDA amounted to R$ 148 million (+23%), principally due to commercial initiatives and a reduction in costs and expenses.

Ultracargo

Average storage at Ultracargo increased by 8% in relation to 2Q17, reflecting the partial resumption of activities at the Santos terminal in June 2017 and increased ethanol handling. Ultracargo’s EBITDA amounted to R$ 54 million in the quarter, an increase of 108% over 2Q17 due to greater average storage and higher tariffs.

Extrafarma

Extrafarma ended 2Q18 with 406 stores, opening 86 units in the last 12 months, 8 of them in the quarter. EBITDA in 2Q18 was negative at R$ 7 million, mainly due to the high percentage of new and maturing stores. Additionally, results were influenced by the truckers’ strike together with the implementation of a new retail management system, which temporarily affected Extrafarma’s operations during the installation and stabilization phases.

5

Ipiranga

	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17		Δ (%) 2Q18 v 1Q18		1H18	1H17	Δ (%) 1H18 v 1H17
Total Volume (000 m³)[1]	5,859	5,938	5,461	(1%	)	7%		11,320	11,492	(1%)
Diesel	3,067	2,983	2,626	3%		17%		5,692	5,701	0%
Otto cycle	2,675	2,870	2,723	(7%	)	(2%	)	5,398	5,623	(4%)
Others[2]	117	85	112	37%		4%		229	169	36%
Adjusted EBITDA (R$ million)	402	568	585	(29%	)	(31%	)	987	1,254	(21%)

[1]	Starting in Dec/17, total volume includes ICONIC, the lubricants JV with Chevron
²	Fuel oils, arla 32, kerosene, lubricants and greases

Operational perfomance – The truckers’ strike paralyzed fuel sales, reducing volume at Ipiranga by 4% in the quarter. Therefore, Otto cycle volume fell 7% year-over-year, although partially compensated by expansion in the service station network. On the other hand, despite the strike, diesel volume increased by 3% due to higher sales to the large consumer and TRR (Retail Wholesale Resellers) segments. In relation to 1Q18, volumes increased by 7%, a growth of 17% in diesel and a reduction of 2% in Otto cycle, reflecting seasonal fluctuations between periods and the strike. In the first half of the year, Ipiranga registered sales volume of 11,320 thousand m³, 1% reduction over 1H17.

Net revenues – Total of R$ 19,068 million (+18%), principally due to fuel cost variations and Ipiranga’s strategy of constant innovation in service and convenience at the service stations in spite of reduced sales volume. In 1Q18, net revenues increased by 9% in tandem with higher sales volume and variations in fuel costs. In 1H18, net revenues were R$ 36,584 million, 15% higher than in 1H17.

Cost of goods sold – Total of R$ 18,314 million (+20%), mainly due to fuel cost variation, despite lower sales volume. In relation to 1Q18, cost of goods sold increased 10%, in line with growth in volume and changes in fuel costs. In 1H18, cost of goods sold totaled R$ 34,888 million, a growth of 16% in relation to 1H17.

Sales, general and administrative expenses (SG&A) – Total of R$ 541 million (+7%), mainly due to higher expenses of R$ 35 million with respect to the consolidation of the results of ICONIC, the association with Chevron in the lubricants business, which began operations in December 2017. These expenses include non-recurring expenditures of R$ 10 million in the realization of synergies. Excluding this effect, SG&A expenses were unchanged year-over-year due to lower expenditures with marketing programs, despite the increase in unitary freight costs, in turn reflecting the increase in diesel costs. Compared with 1Q18, SG&A expenses declined by 1% in spite of greater provisions for doubtful debts and higher unitary freight charges, reflecting the increase in volume. In 1H18, SG&A expenses amounted to R$ 1,090 million, 11% greater than 1H17. Excluding the expenses related to ICONIC, SG&A expenses were up by 3% compared with first half 2017 and in line with inflation for the period.

Adjusted EBITDA – Total of R$ 402 million (-29%). Ipiranga’s Adjusted EBITDA was impacted by the strike with an estimated negative effect of R$ 163 million due to the loss on inventory following the reduction in diesel prices, the loss of sales during the period of the strike itself and higher non-recurring costs involving the normalization of operating conditions post-strike. Excluding these effects, Adjusted EBITDA amounted to R$ 565 million, almost in line with 2Q17 thanks to efforts to restore results to normal levels. In relation to 1Q18, Adjusted EBITDA decreased by 31% due to the truckers’ stoppage and despite higher sales volume. If we exclude the impacts of the strike, Adjusted EBITDA would have reduced by 4% compared with 1Q18. In the first half of the year, Ipiranga’s EBITDA amounted to R$ 987 million, a decline of 21% year-over-year.

Investments – A total of R$ 164 million was invested, allocated mainly to expansion and maintenance of the service station and franchise network. Out of total investments, R$ 77 million were applied in property, plant and equipment and additions to intangible assets, R$ 81 million to contractual assets with customers (exclusive rights) and R$ 6 million for financing clients and rental advances, net of repayments. Ipiranga ended 2Q18 with 8,044 service stations (+4%), adding 301 service stations in the past 12 months. In the first half of the year, investments amounted to R$ 421 million.

6

Oxiteno

	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17	Δ (%) 2Q18 v 1Q18	1H18	1H17	Δ (%) 1H18 v 1H17
Total Volume (000 tons)	193	183	180	6%	7%	373	379	(1%	)
Specialty Chemicals	152	151	152	1%	0%	304	309	(2%	)
Commodities	41	31	28	31%	46%	70	70	0%
Sales in Brazil	139	131	126	6%	10%	265	270	(2%	)
Sales outside Brazil	54	52	54	5%	1%	108	108	0%
EBITDA (R$ million)	121	34	51	258%	136%	172	145	19%

Operational performance – Specialty chemicals sales volume reported a 1% increase year-over-year, despite a reduction of 2% in the domestic market, again mainly a reflection of the truckers’ strike. Conversely, sales volume of specialty chemicals to export markets grew 5%, primarily in the United States. Commodities increased 31% compared with 2Q17 due to stronger demand for these products. In relation to 1Q18, total sales volume grew 7%, an increase of 46% in commodity volumes while specialty chemical volume was flat, influenced by the same factors already described. In the first half of the year, sales volume was 373 thousand tons, a decrease of 1% compared with 1H17.

Net revenues – Total of R$ 1,181 million (+33%) due to (i) higher sales volume in the period, (ii) average US Dollar prices 12% higher, reflecting increased raw material costs on an annual comparative basis, and (iii) the devaluation of 12% in the Real relative to the US Dollar (equivalent to R$ 0.39/US$). In relation to 1Q18, net revenues increased by 18% due to higher sales volume, the 11% depreciation in the Real against the US Dollar (equivalent to R$ 0.36/US$), attenuated by the effects of the strike and by the greater share of commodities in the sales mix. In 1H18, net revenues were R$ 2,180 million, 21% higher than 1H17.

Cost of goods sold – Total of R$ 922 million (+26%) due to (i) higher volumes sold, (ii) a 12% depreciation in the Real against the US Dollar, (iii) pre-operational costs with the new Pasadena plant, and (iv) an increase in raw material costs on a year-over-year basis. Compared with 1Q18, the cost of goods sold increased 12%, reflecting the increase in sales volume, the 11% devaluation of the Real against the US Dollar as well as greater pre-operational costs of the new unit in the USA. In 1H18, cost of goods sold amounted to R$ 1,746 million, a growth of 20% in relation to 1H17.

Sales, general and administrative expenses (SG&A) – Total of R$ 178 million (+13%), mainly due to higher international freight expenses reflecting the 12% devaluation of the Real against the US Dollar and increased pre-marketing expenses at the new Pasadena plant. Compared with 1Q18, SG&A expenses increased by 7%, largely due to the same factors applying to the year-on-year comparison. In the first half of the year, SG&A expenses amounted to R$ 344 million, 10% higher than the same period in 2017.

EBITDA – Oxiteno’s EBITDA amounted to R$ 121 million (+258%), due to (i) higher sales volume in the period, (ii) weaker FX rates with the Real depreciating 12% against the US Dollar, and (iii) higher unitary margins in US Dollars. These effects more than compensated the impact of the strike, with a loss estimated at R$ 13 million on the result for the quarter. In relation to 1Q18, EBITDA increased by 136% due to higher sales volume and an 11% devaluation in the Real against the US Dollar despite the impact of the strike above mentioned. In the first half, EBITDA amounted to R$ 172 million, a year-over-year increase of 19%.

Investments – Investment in the period was R$ 153 million, mainly allocated to the new alkoxylation plant in Pasadena and production unit maintenance. Investments in 1H18 were R$ 290 million.

7

Ultragaz

	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17		Δ (%) 2Q18 v 1Q18	1H18	1H17	Δ (%) 1H18 v 1H17
Total Volume (000 tons)	444	445	410	0%		8%	854	860	(1%)
Bottled	311	307	281	1%		11%	592	589	1%
Bulk	133	139	129	(4%	)	3%	262	271	(3%)
EBITDA (R$ million)	148	121	(170)	23%		na	(22)	233	na

Operational performance – The bottled segment reported a 1% increase in volume compared with the same period in 2017, due to the result of commercial initiatives largely concentrated in the Center-West and the Northeast. The bulk segment registered a decline of 4% in volume due to strike action by the truckers as well as programmed reductions by an industrial client. In relation to 1Q18, sales volumes grew 8%, with an increase of 11% and 3% in the bottled and bulk segments, respectively, mainly due to seasonal factors between periods and despite the impacts of the strike. In the first half of the year, Ultragaz sales volume amounted to 854 thousand tons, a reduction of 1% in relation to 1H17.

Net revenues – Total of R$ 1,765 million (+20%), mainly due to readjustments in LPG costs. In relation to 1Q18, net revenues increased 9%, largely reflecting higher sales volume in the period. In 1H18, net revenues were R$ 3,391 million, 20% higher than 1H17.

Cost of goods sold – Total of R$ 1,544 million (+25%), mainly due to readjustments in LPG costs but attenuated by lower freight costs due to the sourcing of products from more distant hubs in the second quarter of 2017. Compared with 1Q18, the cost of goods sold increased 8% largely due the seasonal increase in volumes. In 1H18, the cost of goods sold amounted to R$ 2,976 million, a growth of 26% in relation to 1H17.

Sales, general and administrative expenses (SG&A) – Total of R$ 135 million (-18%) due to the (i) effect of a one-off reevaluation of the provision for estimated losses with a reversal of R$ 9 million in 2Q18, (ii) lower freight expenditures reflecting the migration of clients from delivery CIF to FOB, (iii) lower marketing expenses, and (iv) lower expenditures with strategic consultancies. In relation to 1Q18, SG&A expenses increased 3% due to higher depreciation and amortization costs. If depreciation and amortization are excluded, SG&A expenses would have decreased 1%. In the first half of the year, SG&A expenses amounted to R$ 266 million, 15% less than the same period in 2017.

EBITDA – Total of R$ 148 million (+23%), due to commercial differentiation and innovation initiatives and the reduction in costs and expenses, despite the impact of the strike on the business, estimated at R$ 10 million. In 1Q18, Ultragaz’s EBITDA was affected by the payment of a fine of R$ 286 million following the decision of the anti-trust authority (CADE) to reject Ultragaz’s acquisition of Liquigás. Excluding this effect, EBITDA would have increased by 28% quarter-over-quarter due to higher sales volume. In the first half, Ultragaz’s EBITDA, ex-Liquigás fine, amounted to R$ 264 million, a growth of 13% compared with 1H17.

Investments – Ultragaz invested R$ 54 million, allocated mainly to clients in the bulk segment, gas bottles and IT with a focus on the strategy of differentiation and innovation at Ultragaz. In the first half of the year, investments totaled R$ 116 million.

8

Ultracargo

	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17	Δ (%) 2Q18 v 1Q18	1H18	1H17	Δ (%) 1H18 v 1H17
Effective storage[1] (000 m³)	786	727	722	8%	9%	754	711	6%
EBITDA (R$ million)	54	26	41	108%	32%	95	48	99%

[1]	Monthly average

Operational perfomance – Ultracargo’s average storage was up by 8% compared with 2Q17, due to the increase in available capacity in Santos, following the partial resumption of activities at the terminal in June 2017, when 67.5 thousand m³ of the 151.5 thousand m³ shut down since the fire in April 2015 returned to operations, and to increased ethanol handling at the Santos and Suape terminals. These effects were offset by a reduction in fuel handling, particularly at the Aratu terminal. Compared with 1Q18, average storage at Ultracargo terminals increased by 9%, reflecting increased handling activity at all terminals, more especially involving ethanol operations, partially compensated by reduced fuels handling. In the first half of the year, Ultracargo’s average storage grew 6% compared with 2H17.

Net revenues – Total of R$ 127 million in 2Q18 (+19%), driven by increased average storage following the partial resumption of activities at the Santos terminal mentioned previously, as well as greater handling activities at terminals and at higher average prices. In relation to 1Q18, net revenues increased 9%, in line with average storage performance in the quarter with greater handling through the terminals. In 1H18, net revenues amounted to R$ 243 million, 17% more than 1H17.

Cost of services provided – Total of R$ 61 million (+13%) due to greater expenditures with the partial resumption of the Santos terminal, in addition to increased IPTU property taxes in 2018. Compared with 1Q18, cost of services provided increased 3%, due to greater expenditures with payroll and third party services in Santos. In 1H18, the cost of services rendered totaled R$ 120 million, a growth of 15% compared with 1H17.

Sales, general and administrative expenses (SG&A) – Total of R$ 24 million (-16%). In 2Q18, SG&A expenses were influenced by a non-recurring credit of R$ 8 million with respect to a port management fee charged improperly. In relation to 1Q18, SG&A expenses fell 17% due to the same factors as described above. In the first half of the year, SG&A expenses amounted to R$ 52 million, 2% less than the same period in 2017.

EBITDA – Total of R$ 54 million (+108%) due to (i) higher average storage in the period, reflecting the partial resumption of activities at the Santos terminal, (ii) higher average prices at the terminals, (iii) R$ 18 million with the fire-related expenses in 2Q17 arising from the Santos incident, and (iv) the receipt of a credit of R$ 8 million with respect to a port management fee charged improperly. The increase of EBITDA in 2Q18 was partially attenuated by the sale of non-operating assets amounting to R$ 5 million in 2Q17. In relation to 1Q18, EBITDA increased by 32% due to greater handling activities at the terminals and higher prices at the Suape and Rio de Janeiro terminals. In the first half of 2018, Ultracargo’s EBITDA amounted to R$ 95 million, a growth of 99% in relation to 1H17.

Investments – Ultracargo invested R$ 28 million in the period, mainly allocated to the expansion at the Itaqui terminal and maintenance and modernization of safety systems and processes at terminals. In the first half of the year, investments amounted to R$ 50 million.

9

Extrafarma

	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17		Δ (%) 2Q18 v 1Q18	1H18	1H17	Δ (%) 1H18 v 1H17
Gross revenues (R$ million)	559	482	542	16%		3%	1,101	958	15%
Drugstores (end of period)	406	341	401	19%		1%	406	341	19%
% of mature stores (+3 years)	46%	53%	46%	(6.7 p.p.	)	0.2 p.p.	46%	53%	(6.7 p.p.)
EBITDA (R$ million)	(7)	9	0	na		na	(7)	13	na

Operational performance – Extrafarma ended 2Q18 with 406 stores (86 openings and 21 closures in the past 12 months, equivalent to an increase of 19%). At the end of 2Q18, 54% of the stores were still at the maturing stage (operating for less than three years) compared with 47% in 2Q17, reflecting the accelerated expansion of the network. Compared with 1Q18, Extrafarma opened 8 new drugstores (closing 3) and continued its expansion, more particularly in São Paulo.

In addition, a new retail system was implemented in June 2018, an important landmark in the development of Extrafarma’s technological platform. The system is designed to further enhance operating excellence, with gains in productivity, and inventory management, providing a better shopping experience for customers and strengthening the foundations for growth.

Gross revenue – Total of R$ 559 million (+16%), due to the growth of 17% in retail sales, a reflection of the larger average number of stores (23% greater), the annual readjustment in medicine prices and more intense promotional activities in the period. However, these effects were attenuated by the non-recurring events of the strike and the substitution of the retail system, which temporarily affected operations during the installation and stabilization phases. In relation to1Q18, gross revenue grew 3% due to the higher average number of stores and promotional activity in the quarter, partially offset by the non-recurring events already mentioned. In the first half of the year, gross revenue at Extrafarma amounted to R$ 1,101 million, 15% more than the same period in 2017.

Cost of goods sold and gross profit – Cost of goods sold amounted to R$ 369 million (+20%), mainly due to greater sales volume and the annual readjustment in medicine prices. Gross profit was R$ 160 million (+9%), largely due to increased sales in the period although partially offset by more intensive promotional activities and the network’s more extensive geographical coverage. In relation to 1Q18, cost of goods sold and gross profit reported 3% and 5% growth, respectively, due to improved sales in the period. In 1H18, cost of goods sold amounted to R$ 728 million and gross profit R$ 313 million, 19% and 7%, respectively above 1H17.

Sales, general and administrative expenses (SG&A) – Total of R$ 184 million (+21%) reflecting the 23% higher average number of stores in operation. Excluding the effect of new stores, SG&A expenses increased by 1% on an annual comparative basis and below inflation rates for the period, mainly due to higher expenditures with publicity and advertising and increased freight logistics costs, mitigated by initiatives implemented by Extrafarma for improving productivity and reducing expenses. In relation to 1Q18, SG&A expenses grew 8% due to the higher average number of stores and greater outlays on publicity and advertising. In 1H18, SG&A expenses amounted to R$ 353 million, a 17% increase over 1H17.

EBITDA – A negative R$ 7 million compared to the positive R$ 9 million in 2Q17, due to the (i) larger number of new and maturing stores, (ii) non-recurring events related to the implementation and stabilization of the new retail system and the truckers’ strike, amounting to R$ 7 million, (iii) greater promotional activity, and (iv) the network’s more extensive geographical coverage. Excluding the effects of the new stores and non-recurring events, EBITDA would have been a positive R$ 10 million in 2Q18 compared with EBITDA of R$ 9 million in 2Q17. Compared with 1Q18, EBITDA decreased due to the non-recurring events already mentioned. In the first half of the year, Extrafarma’s EBITDA was a negative R$ 7 million against an EBITDA of R$ 13 million in 1H17.

Investments – Extrafarma invested R$ 23 million, allocated largely to the opening of new stores and to IT focused on improving the shopping experience and operational excellence. In the first half of the year, Extrafarma invested R$ 39 million.

10

Ultrapar

Values in R$ millions (except EPS)	2Q18	2Q17	1Q18	Δ (%) 2Q18 v 2Q17		Δ (%) 2Q18 v 1Q18	1H18	1H17	Δ (%) 1H18 v 1H17
Net sales and services	22,646	18,996	20,751	19%		9%	43,397	37,541	16%
Net earnings[1]	241	237	73	2%		230%	314	591	(47%)
Earnings per share attributable to the shareholders[2]	0.45	0.43	0.14	3%		227%	0.58	1.09	(46%)
Adjusted EBITDA	718	766	508	(6%	)	41%	1,226	1,713	(28%)
Adjusted EBITDA ex-strike and CADE fine[3]	907	766	794	18%		14%	1,701	1,713	(1%)
Investments	437	484	604	(10%	)	(28%)	1,041	969	7%

¹	Under IFRS, consolidated net earnings includes net earnings attributable to non-controlling shareholders of the controlled companies
²	Calculated in Reais based on the weighted average of the number of shares over the period, net of shares held in treasury
³	Adjusted EBITDA and excluding the trucker’s strike impact of R$ 189 million in 2Q18 and the R$ 286 million fine relating to CADE’s rejection of the Liquigás acquisition in 1Q18

Net revenues – Total of R$ 22,646 million (+19%), due to growth in revenues across all the businesses. Compared with 1Q18, net revenues increased by 9%, again due to improved revenues from all the businesses. In the first half of the year, net revenues amounted to R$ 43,397 million, 16% higher year-over-year.

Adjusted EBITDA – Total of R$ 718 million (-6%). Excluding the effect of the strike, Adjusted EBITDA would have been R$ 907 million (+18%), mainly due to higher EBITDA at Oxiteno, Ultragaz and Ultracargo. In relation to 1Q18, Adjusted EBITDA ex-strike and CADE fine, increased by 14%. In 1H18, Ultrapar’s Adjusted EBITDA ex-strike and fine amounted to R$ 1,701 million, a 1% year-over-year decrease.

Depreciation and amortization4 – Total of R$ 290 million (-1%), due to lower amortization of contractual assets with customers at Ipiranga, partially offset by investments made over the past 12 months. Compared with 1Q18, total depreciation and amortization costs and expenses declined by 3%. In 1H18, depreciation and amortization totaled R$ 589 million, a growth of 1% in relation to 1H17.

Financial results – Ultrapar reported net debt on June 30, 2018 of R$ 8.9 billion (2.55x LTM Adjusted EBITDA) compared with R$ 6.2 billion on June 30, 2017 (1.61x LTM Adjusted EBITDA). The increased leverage mainly reflects the lower EBITDA, higher investments and the increase in working capital in the period. If we exclude the effect of the fine in relation to the aborted Liquigás acquisition, leverage would have been 2.29x in 2Q18 and 2.16x in 1Q18. Ultrapar’s net financial expenses were R$ 64 million, R$ 48 million less than in 2Q17 due to the lower Interbank Rate (CDI) year-over-year, in spite of increased net debt, and to the depreciation in Ultrapar’s shares relative to the subscription warrant (issued in association with Extrafarma), despite variation effects in the periods under review. In relation to 1Q18, the net financial expenses fell R$ 43 million due to the same factors cited previously. In the first half of the year, net financial expenses amounted to R$ 171 million, a decrease of 27% compared with 1H17.

Net earnings – Total of R$ 241 million (+2%), due to the reduction in financial expenses net despite the reduction in EBITDA. In relation to 1Q18, net earnings increased by 230%, mainly due to the payment of the fine of R$ 286 million following CADE’s rejection of the proposal to acquire Liquigás in 1Q18. In 1H18, net income totaled R$ 314 million, 47% less than 1H17. Excluding the effect of the fine, net earnings would have been R$ 502 million in 1H18.

Operational cash flow – Total of R$ 630 million in 1H18 compared with R$ 970 million in 1H17, due to the payment of a contractual fine on the cancellation of the Liquigás acquisition in March 2018 and insurance reimbursements during 2017.

[4]	Includes amortization of contractual assets with customers – exclusive rights

11

Capital markets

Ultrapar’ shares financial traded volume was R$ 144 million/day (+4%) in 2Q18, including trading on both B3 and the NYSE. The Company’s share price closed 2Q18 at R$ 45.95 on B3, a decline of 35% in the quarter, while the Ibovespa index reported a depreciation of 15% in the same period. Ultrapar’s shares on the NYSE depreciated by 45% in 2Q18, while the Dow Jones Industrial Average appreciated by 1% in the same period. Ultrapar ended 2Q18 with R$ 26 billion market capitalization (-35%).

Capital markets	2Q18	2Q17	1Q18	1H18	1H17
Number of shares (000)	556,405	556,405	556,405	556,405	556,405
Market capitalization[1] (R$ million)	25,567	43,133	39,460	25,567	43,133
B3
Average daily traded volume (shares)	1,863,487	1,280,059	1,122,070	1,501,820	1,259,047
Average daily traded volume (R$ 000)	101,427	94,841	85,424	93,621	89,208
Average share price (R$/shares)	54.43	74.09	76.13	62.34	70.85
NYSE
Quantity of ADRs[2] (000 ADRs)	31,178	29,614	30,280	31,178	29,614
Average daily traded volume (ADRs)	787,475	585,802	489,799	641,038	551,381
Average daily traded volume (US$ 000)	11,883	13,416	11,534	11,711	12,259
Average share price (US$/ADRs)	15.09	22.90	23.55	18.27	22.23
Total
Average daily traded volume (shares)	2,650,962	1,865,861	1,611,869	2,142,858	1,810,428
Average daily traded volume (R$ 000)	144,205	138,126	122,828	133,755	128,285

¹	Calculated based on the closing price for the period
²	1 ADR = 1 common share

Perfomance UGPA3 x Ibovespa – 2Q18

(March 29, 2018 = 100)

12

Debt (R$ million)

Ultrapar consolidated	2Q18	2Q17	1Q18
Gross Debt	(15,044.7)	(12,358.4)	(14,780.3)
Cash and cash equivalents	6,119.3	6,142.3	6,239.3
Net debt	(8,925.5)	(6,216.1)	(8,541.0)
Net debt/Adjusted EBITDA LTM	2.55	1.61	2.41
Average cost of debt (% CDI)	95.7%	94.9%	97.5%
Average cash yield (% CDI)	93.8%	93.9%	96.4%

Debt amortization profile:

Debt breakdown:

Local currency	9,564.8
Foreign currency	5,434.5
Result from currency and interest hedge instruments	45.5
Total	15,044.7

13

ULTRAPAR

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	JUN 18	JUN 17	MAR 18
ASSETS
Cash and cash equivalents	3,940.4	4,589.4	4,667.6
Financial investments	2,029.7	1,535.0	1,482.0
Trade receivables and reseller financing	4,403.6	3,226.9	4,351.3
Inventories	3,076.5	2,608.3	3,338.1
Taxes	965.7	554.9	899.1
Contractual assets with customers – exclusive rights	471.1	455.0	456.8
Other	274.3	258.5	242.5
Total Current Assets	15,161.2	13,228.1	15,437.4
Financial investments	149.2	17.9	89.6
Trade accounts receivables and reseller financing	350.8	252.3	347.6
Deferred income and social contribution tax	727.9	468.0	710.8
Escrow deposits	839.3	801.9	830.3
Contractual assets with customers – exclusive rights	1,012.2	1,013.5	1,037.1
Other	981.2	558.3	907.7
Investments	128.9	136.4	155.6
Property, plant and equipment and intangibles assets	9,322.2	7,951.0	9,032.6
Total Non-Current Assets	13,511.7	11,199.3	13,111.3
TOTAL ASSETS	28,672.9	24,427.3	28,548.7
LIABILITIES
Loans, financing and debentures	4,128.6	3,091.8	2,890.4
Trade payables	1,651.0	1,165.4	1,859.8
Salaries and related charges	344.0	325.3	304.5
Taxes	257.4	159.7	221.7
Other	311.0	395.5	358.9
Total Current Liabilities	6,692.0	5,137.7	5,635.2
Loans, financing and debentures	10,916.1	9,266.6	11,890.0
Provisions for tax, civil and labor risk	871.3	648.2	866.0
Post-employment benefits	218.3	127.4	213.7
Other	407.4	343.9	478.4
Total Non-Current Liabilities	12,413.2	10,386.0	13,448.1
TOTAL LIABILITIES	19,105.2	15,523.7	19,083.2
STOCKHOLDERS’ EQUITY
Capital	5,171.8	5,171.8	5,171.8
Reserves	4,180.1	3,611.1	4,184.5
Treasury shares	(484.1)	(480.2)	(482.3)
Others	366.5	574.4	256.8
Non-controlling interests in subsidiaries	333.4	26.6	334.7
Total shareholders’ equity	9,567.7	8,903.6	9,465.5
TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	28,672.9	24,427.3	28,548.7
Cash and financial investments	6,119.3	6,142.3	6,239.3
Debt	(15,044.7)	(12,358.4)	(14,780.3)
Net cash (debt)	(8,925.5)	(6,216.1)	(8,541.0)

14

ULTRAPAR

In million Reais

CONSOLIDATED INCOME STATEMENT

	2Q18	2Q17	1Q18	1H18	1H17
Net sales and services	22,645.6	18,996.2	20,751.1	43,396.7	37,540.8
Cost of products and services sold	(21,186.5)	(17,536.3)	(19,229.8)	(40,416.4)	(34,523.8)
Gross profit	1,459.0	1,459.9	1,521.3	2,980.3	3,017.0
Operating expenses
Selling and marketing	(662.5)	(615.2)	(671.4)	(1,333.9)	(1,212.3)
General and administrative	(397.6)	(389.2)	(372.6)	(770.1)	(751.8)
Other operating income (expenses), net	34.9	6.6	(262.7)	(227.9)	62.9
Gain (loss) on disposal of property, plant, equipment and intangibles	(2.4)	6.2	(2.2)	(4.6)	(0.2)
Operating income	431.5	468.3	212.3	643.9	1,115.6
Financial results
Financial income	192.2	136.9	112.4	304.6	301.3
Financial expenses	(256.6)	(249.8)	(219.4)	(476.0)	(535.3)
Share of profit of subsidiaries, joint ventures and associates	(3.4)	5.7	(3.0)	(6.4)	12.1
Income before income and social contribution taxes	363.7	361.1	102.4	466.1	893.7
Provision for income and social contribution taxes
Current	(47.7)	(124.9)	(138.5)	(186.2)	(322.6)
Deferred	(104.8)	(6.2)	92.5	(12.3)	6.1
Benefit of tax holidays	29.5	6.7	16.5	45.9	14.2
Net Income	240.7	236.6	72.9	313.5	591.3
Net income attributable to:
Shareholders of the Company	241.6	235.5	73.9	315.4	588.1
Non-controlling interests in subsidiaries	(0.9)	1.1	(1.0)	(1.9)	3.2
Adjusted EBITDA	718.1	765.6	508.1	1,226.2	1,712.6
Depreciation and amortization¹	290.0	291.6	298.8	588.7	584.9
Total investments²	437.0	483.8	603.5	1,040.5	969.1
RATIOS
Earnings per share - R$	0.45	0.43	0.14	0.58	1.09
Net debt / Stockholders’ equity	0.93	0.70	0.90	0.93	0.70
Net debt / LTM Adjusted EBITDA	2.55	1.61	2.41	2.55	1.61
Net interest expense / Adjusted EBITDA	0.09	0.15	0.21	0.14	0.14
Gross margin	6.4%	7.7%	7.3%	6.9%	8.0%
Operating margin	1.9%	2.5%	1.0%	1.5%	3.0%
Adjusted EBITDA margin	3.2%	4.0%	2.4%	2.8%	4.6%
Number of employees	16,965	15,613	16,991	16,965	15,613

¹	Includes amortization with contractual assets with customers – exclusive rights
²	Includes property, plant and equipment and additions to intangible assets, contractual assets with customers, financing of clients and rental advances (net of repayments)

15

ULTRAPAR

In million Reais

CONSOLIDATED CASH FLOW

	JAN—JUN	JAN—JUN
	2018	2017
Net income for the year	313.5	591.3
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	6.4	(12.1)
Amortization of contractual assets with customers—exclusive rights	196.7	247.6
Depreciation and amortization	392.0	337.3
PIS and COFINS credits on depreciation	8.1	6.5
Interest, monetary, and foreign exchange rate variations	523.7	397.4
Deferred income and social contribution taxes	12.3	(6.1)
(Gain) loss on disposal of property, plant and equipment and intangibles	4.6	0.2
Estimated losses on doubtful accounts	49.3	75.0
Provision for losses in inventories	1.0	(0.1)
Provision for post-employment benefits	8.9	6.1
Other provisions and adjustments	(0.3)	0.1
	1,516.1	1,643.3
(Increase) decrease in current assets
Trade receivables and reseller financing	(305.6)	86.3
Inventories	439.3	177.6
Recoverable taxes	(80.3)	(13.1)
Dividends received from subsidiaries and joint-ventures	37.5	15.3
Insurance and other receivables	(64.3)	296.5
Prepaid expenses	(5.1)	(26.4)
Contractual assets with customers – exclusive rights	(14.9)	(6.7)
Increase (decrease) in current liabilities
Trade payables	(504.5)	(544.2)
Salaries and related charges	(44.1)	(37.5)
Taxes payable	35.9	(8.6)
Income and social contribution taxes	24.9	271.4
Post-employment benefits	—	(1.7)
Provision for tax, civil, and labor risks	(3.7)	(2.2)
Insurance and other payables	(61.6)	33.3
Deferred revenue	(0.7)	(1.0)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	(20.8)	(25.2)
Recoverable taxes	(90.5)	(75.8)
Escrow deposits	(16.5)	(23.1)
Other receivables	5.8	1.3
Prepaid expenses	(25.5)	(71.7)
Contractual assets with customers – exclusive rights	14.3	11.5
Increase (decrease) in non-current liabilities
Post-employment benefits	1.7	1.4
Provision for tax, civil, and labor risks	10.1	(78.9)
Other payables	39.9	(2.9)
Deferred revenue	(0.2)	0.3
Payments of assets arising from costs to obtain or fulfill a contract	(177.0)	(282.8)
Income and social contribution taxes paid	(80.6)	(366.1)
Net cash provided by operating activities	629.6	970.0
Cash flows from investing activities
Financial investments, net of redemptions	(794.7)	(124.2)
Cash and cash equivalents of subsidiary acquired	3.7	—
Acquisition of property, plant, and equipment	(575.4)	(513.8)
Acquisition of intangible assets	(125.3)	(91.7)
Acquisiton of companies	(103.4)	—
Capital increase in joint ventures	(16.0)	—
Capital reduction in associates	1.3	—
Proceeds from disposal of property, plant and equipment and intangibles	10.9	32.9
Net cash used in investing activities	(1,599.0)	(696.8)
Cash flows from financing activities
Loans and debentures
Proceeds	2,219.8	1,697.8
Repayments	(1,544.0)	(796.1)
Interest paid	(307.1)	(410.4)
Payments of financial lease	(2.6)	(2.6)
Dividends paid	(488.1)	(480.5)
Sale of treasury shares	(0.0)	—
Net cash provided by (used in) financing activities	(121.9)	8.1
Effect of exchange rate changes on cash and cash equivalents in foreign currency	29.7	33.9
Increase (decrease) in cash and cash equivalents	(1,061.6)	315.2
Cash and cash equivalents at the beginning of the year	5,002.0	4,274.2
Cash and cash equivalents at the end of the year	3,940.4	4,589.4

16

IPIRANGA

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	JUN 18	JUN 17	MAR 18
OPERATING ASSETS
Trade receivable	3,186.2	2,282.2	3,259.8
Trade receivable—noncurrent portion	311.3	215.4	313.3
Inventories	1,685.0	1,463.6	1,938.3
Taxes	588.7	281.0	534.9
Contractual assets with customers—exclusive rights	1,483.3	1,468.6	1,493.9
Other	842.3	540.6	824.6
Property, plant and equipment, intangibles and investments	3,373.8	2,788.5	3,356.2
TOTAL OPERATING ASSETS	11,470.6	9,039.9	11,721.0
OPERATING LIABILITIES
Suppliers	1,017.7	774.1	1,251.3
Salaries and related charges	87.2	87.1	85.0
Post-employment benefits	195.9	108.4	192.8
Taxes	178.7	98.2	153.6
Judicial provisions	329.6	103.4	326.9
Other accounts payable	238.5	206.6	246.2
TOTAL OPERATING LIABILITIES	2,047.5	1,377.9	2,255.9

CONSOLIDATED INCOME STATEMENT

	2Q18	2Q17	1Q18	1H18	1H17
Net sales	19,067.6	16,102.4	17,516.3	36,583.9	31,838.1
Cost of products and services sold	(18,314.3)	(15,232.7)	(16,574.1)	(34,888.4)	(30,008.7)
Gross profit	753.3	869.7	942.2	1,695.6	1,829.4
Operating expenses
Selling	(334.7)	(310.3)	(363.3)	(698.1)	(611.4)
General and administrative	(206.1)	(194.2)	(185.3)	(391.5)	(373.3)
Other operating income (expenses), net	30.9	21.4	21.2	52.1	41.9
Income from sale of assets	(0.9)	(0.1)	(0.8)	(1.7)	(0.5)
Operating income	242.5	386.6	413.9	656.5	886.1
Equity in earnings (losses) of affiliates	0.3	0.3	0.2	0.5	0.5
Adjusted EBITDA	401.5	567.5	585.4	986.9	1,254.4
Depreciation and amortization¹	158.7	180.7	171.2	329.9	367.8
RATIOS
Gross margin (R$/m3)	129	146	173	150	159
Operating margin (R$/m3)	41	65	76	58	77
Adjusted EBITDA margin (R$/m3)	69	96	107	87	109
Adjusted EBITDA margin (%)	2.1%	3.5%	3.3%	2.7%	3.9%
Number of service stations	8,044	7,743	8,039	8,044	7,743
Number of employees	3,347	2,986	3,386	3,347	2,986

¹	Includes amortization with contractual assets with customers – exclusive rights

17

OXITENO

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	JUN 18	JUN 17	MAR 18
OPERATING ASSETS
Trade receivable	654.5	500.4	523.0
Inventories	811.5	701.3	804.0
Taxes	162.1	133.0	151.0
Other	142.2	152.0	140.8
Property, plant and equipment, intangibles and investments	2,450.5	1,909.3	2,207.6
TOTAL OPERATING ASSETS	4,220.9	3,396.0	3,826.5
OPERATING LIABILITIES
Suppliers	394.9	189.3	268.4
Salaries and related charges	85.9	71.1	62.4
Taxes	38.1	31.4	30.8
Judicial provisions	16.8	13.9	15.8
Other accounts payable	33.7	64.6	41.6
TOTAL OPERATING LIABILITIES	569.5	370.3	419.0

CONSOLIDATED INCOME STATEMENT

	2Q18	2Q17	1Q18	1H18	1H17
Net sales	1,180.8	885.1	999.3	2,180.1	1,797.5
Cost of goods sold
Variable	(775.0)	(610.2)	(684.5)	(1,459.5)	(1,218.8)
Fixed	(111.9)	(87.5)	(103.2)	(215.1)	(176.8)
Depreciation and amortization	(35.3)	(33.2)	(36.3)	(71.6)	(65.5)
Gross profit	258.5	154.1	175.3	433.8	336.5
Operating expenses
Selling	(82.6)	(70.1)	(78.0)	(160.6)	(141.1)
General and administrative	(95.0)	(87.0)	(88.8)	(183.7)	(171.4)
Other operating income (expenses), net	1.0	0.1	1.9	2.9	49.5
Income from sale of assets	(0.8)	(0.8)	(0.4)	(1.2)	(1.7)
Operating income	81.2	(3.8)	10.1	91.3	71.6
Equity in earnings (losses) of affiliates	0.2	0.4	0.3	0.5	0.7
EBITDA	121.1	33.8	51.2	172.3	145.3
Depreciation and amortization	39.7	37.1	40.8	80.5	73.0
RATIOS
Gross margin (R$/ton)	1,337	844	974	1,162	889
Gross margin (US$/ton)	371	263	300	339	280
Operating margin (R$/ton)	420	(21)	56	244	189
Operating margin (US$/ton)	116	(6)	17	71	60
EBITDA margin (R$/ton)	626	185	284	461	384
EBITDA margin (US$/ton)	174	58	88	135	121
Number of employees	1,918	1,877	1,931	1,918	1,877

18

ULTRAGAZ

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	JUN 18	JUN 17	MAR 18
OPERATING ASSETS
Trade receivable	381.4	278.2	367.2
Trade receivable—noncurrent portion	39.2	36.5	34.0
Inventories	108.3	92.3	105.6
Taxes	86.5	70.1	66.7
Escrow deposits	213.1	208.6	211.3
Other	61.9	55.4	55.8
Property, plant and equipment, intangibles and investments	968.1	975.0	973.2
TOTAL OPERATING ASSETS	1,858.4	1,716.1	1,813.7
OPERATING LIABILITIES
Suppliers	71.2	52.6	74.7
Salaries and related charges	99.3	102.5	85.7
Taxes	10.8	9.1	10.4
Judicial provisions	111.1	107.6	110.1
Other accounts payable	129.7	43.1	141.4
TOTAL OPERATING LIABILITIES	422.0	315.0	422.3

CONSOLIDATED INCOME STATEMENT

	2Q18	2Q17	1Q18	1H18	1H17
Net sales	1,764.9	1,472.9	1,625.8	3,390.8	2,825.3
Cost of sales and services	(1,543.6)	(1,235.9)	(1,432.3)	(2,975.9)	(2,369.6)
Gross profit	221.4	237.0	193.5	414.9	455.7
Operating expenses
Selling	(83.7)	(104.8)	(81.9)	(165.5)	(203.7)
General and administrative	(51.0)	(59.1)	(49.4)	(100.4)	(110.0)
Other operating income (expenses), net	3.8	0.7	(284.9)	(281.1)	2.9
Income from sale of assets	(0.6)	2.2	(0.8)	(1.4)	2.7
Operating income (loss)	89.9	76.2	(223.5)	(133.6)	147.6
Equity in earnings (losses) of affiliates	(0.0)	0.9	0.0	0.0	0.9
EBITDA	148.2	120.8	(170.0)	(21.9)	233.4
Depreciation and amortization	58.3	43.7	53.4	111.7	84.9
RATIOS
Gross margin (R$/ton)	499	532	472	486	530
Operating margin (R$/ton)	202	171	(545)	(156)	172
EBITDA margin (R$/ton)	334	271	(415)	(26)	271
Number of employees	3,587	3,639	3,586	3,587	3,639

19

ULTRACARGO

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	JUN 18	JUN 17	MAR 18
OPERATING ASSETS
Trade receivable	36.3	36.0	43.9
Inventories	5.9	6.6	5.6
Taxes	17.7	0.7	2.5
Other	22.0	27.0	13.6
Property, plant and equipment, intangibles and investments	1,095.5	927.3	1,068.9
TOTAL OPERATING ASSETS	1,177.2	997.6	1,134.5
OPERATING LIABILITIES
Suppliers	23.6	16.2	22.5
Salaries and related charges	18.6	18.5	26.3
Taxes	6.9	6.1	5.9
Judicial provisions	25.3	26.3	25.0
Other accounts payable¹	101.9	185.7	100.4
TOTAL OPERATING LIABILITIES	176.4	252.7	180.2

¹	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables – indemnification clients

CONSOLIDATED INCOME STATEMENT

	2Q18	2Q17	1Q18	1H18	1H17
Net sales	126.6	106.4	116.0	242.5	207.1
Cost of sales and services	(60.8)	(53.7)	(58.8)	(119.6)	(104.0)
Gross profit	65.7	52.6	57.2	122.9	103.1
Operating expenses
Selling	(2.0)	(1.9)	(1.9)	(3.8)	(3.4)
General and administrative	(21.7)	(26.4)	(26.8)	(48.5)	(49.8)
Other operating income (expenses), net	(1.3)	(15.5)	(0.7)	(2.0)	(31.2)
Income from sale of assets	(0.0)	4.8	0.0	(0.0)	5.0
Operating income	40.7	13.7	27.8	68.6	23.6
Equity in earnings (losses) of affiliates	0.7	0.6	0.6	1.4	0.9
EBITDA	54.2	26.1	41.0	95.2	48.0
Depreciation and amortization	12.8	11.8	12.5	25.3	23.5
RATIOS
Gross margin	51.9%	49.5%	49.3%	50.7%	49.8%
Operating margin	32.2%	12.9%	24.0%	28.3%	11.4%
EBITDA margin	42.8%	24.5%	35.3%	39.3%	23.2%
Number of employees	724	672	731	724	672

20

EXTRAFARMA

In million Reais

BALANCE SHEET

	QUARTERS ENDED IN
	JUN 18	JUN 17	MAR 18
OPERATING ASSETS
Trade receivable	154.2	139.3	166.5
Inventories	465.8	344.5	484.6
Taxes	109.2	99.0	132.4
Other	19.5	17.8	19.9
Property, plant and equipment and intangibles	1,136.3	1,051.0	1,130.0
TOTAL OPERATING ASSETS	1,885.1	1,651.8	1,933.5
OPERATING LIABILITIES
Suppliers	150.5	136.3	247.8
Salaries and related charges	52.7	45.8	44.7
Taxes	21.9	13.6	20.2
Judicial provisions	48.8	60.2	48.8
Other accounts payable	12.3	12.9	13.0
TOTAL OPERATING LIABILITIES	286.2	268.9	374.5

INCOME STATEMENT

	2Q18	2Q17	1Q18	1H18	1H17
Gross Revenues	558.7	481.7	542.0	1,100.7	957.7
Sales returns, discounts and taxes	(29.7)	(27.4)	(30.4)	(60.1)	(53.6)
Net sales	529.0	454.3	511.6	1,040.6	904.1
Cost of products and services sold	(369.0)	(308.0)	(358.5)	(727.5)	(611.9)
Gross profit	160.1	146.3	153.0	313.1	292.2
Operating expenses	(183.5)	(151.6)	(169.7)	(353.2)	(301.8)
Other operating income (expenses), net	0.1	(0.1)	(0.2)	(0.1)	(0.1)
Income from sale of assets	(0.1)	(0.0)	(0.3)	(0.4)	(5.6)
Operating income (loss)	(23.5)	(5.4)	(17.2)	(40.7)	(15.3)
EBITDA	(6.7)	9.3	(0.2)	(6.9)	13.3
Depreciation and amortization	16.8	14.7	17.0	33.8	28.6
RATIOS[1]
Gross margin (%)	28.6%	30.4%	28.2%	28.4%	30.5%
Operating margin (%)	-4.2%	-1.1%	-3.2%	-3.7%	-1.6%
EBITDA margin (%)	-1.2%	1.9%	0.0%	-0.6%	1.4%
Number of employees	6,940	5,989	6,902	6,940	5,989

[1]	Calculated base on gross revenues

21

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (07/2018)

Date, Time and Location:

August 1, 2018, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nº 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors, herein signed; (ii) Mr. Paulo Guilherme Aguiar Cunha, as Chairman Emeritus of the Board of Directors; and (iii) the member of the Fiscal Board, Mr. Flávio Cesar Maia Luz, in relation to the item number 1 of the agenda.

Agenda and Decisions:

1.	After having analyzed and discussed the performance of the Company in the second quarter of this fiscal year, were approved the financial statements of the Company.

2.	“Ad referendum” of the Annual General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the fiscal year of 2018, the Directors approved the distribution of dividends, to be paid from the net earnings account of the current year, in the total amount of R$ 304,240,700.96 (three hundred and four million, two hundred and forty thousand and seven hundred Reais and ninety-six cents of Real). The holders of common shares of the Company are entitled to receive R$ 0.56 (fifty-six cents of Real) per share, excluding the shares held in treasury account at this date.

3.	It has also been determined that dividends declared herein will be paid as of August 20, 2018 onwards, with no remuneration or monetary adjustment. The record date to establish the right to receive the approved dividends will be August 9, 2017 in Brazil and August 13, 2017, in the United States of America.

4.	The Directors were updated and discussed about the strategic planning of the Company.

5.	The members of the Board of Directors approved, in accordance with Ultrapar’s Investment Approval Policy, the update of the proposal for investments for the incorporation of new gas stations in Ipiranga network, the Company’s fuel distribution business.

6.	The Directors were also updated on the necessary steps to adapt the Company’s governance to the new Novo Mercado Regulation.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001-39 NIRE 35.300.109.724 NOTICE TO SHAREHOLDERS Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at the meeting held today, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2018, in the amount of R$ 304,240,700.96 (three hundred and four million, two hundred and forty thousand and seven hundred Reais and ninety-six cents), to be paid from August 20, 2018 onwards, without remuneration or monetary adjustment.

Holders of common shares issued by Ultrapar as of the record dates informed below will receive the dividend of R$ 0.56 per share.

The record date to establish the right to receive the dividend will be August 9, 2018 in Brazil, and August 13, 2018 in the United States of America. Therefore, from August 10, 2018 onwards, the shares will be traded “ex-dividend” on both the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) and the New York Stock Exchange (NYSE).

São Paulo, August 1, 2018.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Three-Month Period Ended June 30, 2018 Report on Review of Interim Financial Information, 2Q18 Earnings release, Board of Directors Minutes and Notice to shareholders)